     As filed with the Securities and Exchange Commission on April 11, 2002
                                                 Commission File Nos. 333-______
                                                                        811-3199

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                 Pre-Effective Amendment No. __                            [_]
                 Post-Effective Amendment No. __                           [_]

                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [_]

                 Amendment No. __                                          [X]

                    KILICO Variable Annuity Separate Account
                           (Exact Name of Registrant)

                     Kemper Investors Life Insurance Company
                               (Name of Depositor)

                   1600 McConnor Parkway, Illinois                     60196
        (Address of Depositor's Principal Executive Offices)        (Zip Code)

         Depositor's Telephone Number, including Area Code:       (847) 874-4000

                             Debra P. Rezabek, Esq.
                              1600 McConnor Parkway
                           Schaumburg, Illinois 60196
                     (Name and Address of Agent for Service)

                                         Copies To:

         Frank Julian, Esq.                                   Joan E. Boros, Esq.
 Kemper Investors Life Insurance Company                             Jorden Burt LLP
          1600 McConnor Parkway                            1025 Thomas Jefferson Street, N.W.
       Schaumburg, Illinois 60196                                      Suite 400E
                                                                 Washington, D.C. 20007

Approximate Date of Proposed Public Offerin g: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)

     [_] immediately upon filing pursuant to paragraph (b) of Rule 485
     [_] on (date) pursuant to paragraph (b) of Rule 485
     [_] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
     [_] on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
     [_] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

Title of Securities Being Registered:
     Variable portion of individual and group flexible premium modified guaranteed, fixed and variable deferred annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS-REFERENCE SHEET
                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

                       Registration Statement on Form N-4

N-4 Item                                                                    Caption in Prospectus
--------                                                                    ---------------------
Part A
         Item 1.    Cover Page ...........................................  Facing Page and Outside Front Cover Page of Prospectus
         Item 2.    Definitions ..........................................  Definitions
         Item 3.    Synopsis .............................................  Summary; Summary of Expenses
         Item 4.    Condensed Financial Information ......................  Not Applicable
         Item 5.    General Description of Registrant, Depositor and
                    Portfolio Companies ..................................  KILICO, the Separate Account and the Funds; The MVA and
                                                                            Fixed Account Options; Voting Rights
         Item 6.    Deductions and Expenses ..............................  Contract Charges and Expenses
         Item 7.    General Description of Variable Annuity Contracts ....  The Contracts
         Item 8.    Annuity Period .......................................  The Annuity Period
         Item 9.    Death Benefit ........................................  The Annuity Period; The Accumulation Period
         Item 10.   Purchases and Contract Value .........................  KILICO, the Separate Account and the Funds;  The MVA and
                                                                            Fixed Account Options; The Contracts
         Item 11.   Redemptions ..........................................  The Contracts; The Accumulation Period
         Item 12.   Taxes ................................................  Federal Income Taxes
         Item 13.   Legal Proceedings ....................................  Legal Matters
         Item 14.   Table of Contents of the Statement of
                    Additional Information ...............................  Table of Contents-Statement of Additional Information

N-4 Item                                                                    Caption in SAI
--------                                                                    --------------
Part B
         Item 15.   Cover Page ...........................................  Cover Page
         Item 16.   Table of Contents ....................................  Table of Contents
         Item 17.   General Information and History ......................  Not Applicable
         Item 18.   Services .............................................  Services to the Separate Account
         Item 19.   Purchase of Securities Being Offered .................  Not Applicable
         Item 20.   Underwriters .........................................  Services to the Separate Account
         Item 21.   Calculation of Performance Data ......................  Performance Information of Subaccounts
         Item 22.   Annuity Payments .....................................  Not Applicable
         Item 23.   Financial Statements .................................  Financial Statements

Part C

         Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                                 PROSPECTUS FOR
                     KEMPER INVESTORS LIFE INSURANCE COMPANY

           INDIVIDUAL AND GROUP FLEXIBLE PREMIUM MODIFIED GUARANTEED,
                  FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS

                                    Issued By
                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
                                       and
                     KEMPER INVESTORS LIFE INSURANCE COMPANY

This Prospectus describes Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contracts (the "Contract(s)") offered by Kemper Investors Life Insurance Company ("KILICO"). The Contract is designed to provide annuity benefits for retirement that may or may not qualify for certain federal tax advantages. The Contracts may be purchased by natural persons or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval. Depending on particular state requirements, the Contracts may be issued on a group or individual basis. Contracts issued on a group basis are represented by a certificate. Contracts issued on an individual basis are represented by an individual annuity contract. For purposes of this Prospectus, the term "Contract" refers both to certificates and to individual annuity contracts.

You may allocate purchase payments to one or more of the Subaccount options, the Fixed Account option or the modified guaranteed option referred to in the Prospectus as the Market Value Adjustment ("MVA") option. The Contract currently offers 37 variable options, each of which is a Subaccount of KILICO Variable Annuity Separate Account. Currently, you may choose among Subaccounts that invest in the following Portfolios or Funds:

..  The Alger American Fund:                            .   Scudder Government Securities
   .   Alger American Balanced                         .   Scudder Growth
   .   Alger American Leveraged AllCap                 .   Scudder High Yield
..  Credit Suisse Warburg Pincus Trust:                 .   Scudder International Research
   .   Credit Suisse Warburg Pincus Trust-Emerging     .   Scudder Investment Grade Bond
       Markets                                         .   Scudder Money Market
   .   Credit Suisse Warburg Pincus Trust-Global       .   Scudder Small Cap Growth
       Post-Venture Capital                            .   Scudder Small Cap Value
..  Dreyfus Investment Portfolios:                      .   Scudder Technology Growth
   .   MidCap Stock ("Dreyfus I.P. MidCap Stock")      .   Scudder Total Return
..  The Dreyfus Socially Responsible Growth Fund,       .   SVS Dreman Financial Services
   Inc.:                                               .   SVS Dreman High Return Equity
..  Scudder Variable Series I (Class B Shares):         .   SVS Dynamic Growth
   .   Scudder 21st Century Growth                     .   SVS Focus Value+Growth
   .   Scudder Capital Growth                          .   SVS Focused Large Cap Growth
   .   Scudder Global Discovery                        .   SVS Growth And Income
   .   Scudder Growth and Income                       .   SVS Growth Opportunities
   .   Scudder Health Sciences                         .   SVS Index 500
   .   Scudder International                           .   SVS Mid-Cap Growth
..  Scudder Variable Series II (Class B Shares):        .   SVS Strategic Equity
   .   Scudder Aggressive Growth                       .   SVS Venture Value
   .   Scudder Blue Chip
   .   Scudder Contrarian Value
   .   Scudder Global Blue Chip

Subaccounts and Portfolios may be added or deleted in the future. Contract values allocated to any of the Subaccounts vary, reflecting the investment experience of the selected Subaccounts. Contract values allocated to the Fixed Account option or one or more Guarantee Periods of the Market Value Adjustment option accumulate on a fixed basis.

The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and are not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.

This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling 1-800-621-5001. A table of contents for the SAI appears on page __. You may also find this Prospectus and other information about the Separate Account required to be filed with the Securities and Exchange Commission ("SEC") at the SEC's web site at http://www.sec.gov.

The date of this Prospectus is ________________, 2002.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS...........................................................
SUMMARY...............................................................
SUMMARY OF EXPENSES...................................................
CONDENSED FINANCIAL INFORMATION.......................................
KILICO, THE SEPARATE ACCOUNT AND THE FUNDS............................
THE MVA AND FIXED ACCOUNT OPTIONS.....................................
THE CONTRACTS.........................................................
CONTRACT CHARGES AND EXPENSES.........................................
THE ANNUITY PERIOD....................................................
FEDERAL INCOME TAXES..................................................
DISTRIBUTION OF CONTRACTS.............................................
VOTING RIGHTS.........................................................
REPORTS TO CONTRACT OWNERS AND INQUIRIES..............................
EXPERTS...............................................................
LEGAL MATTERS.........................................................
SPECIAL CONSIDERATIONS................................................
AVAILABLE INFORMATION.................................................
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION................
FINANCIAL STATEMENTS..................................................
ANNUAL REPORTS AND OTHER DOCUMENTS APPENDICES.........................

                                   DEFINITIONS

The following terms, as used in this Prospectus, have the indicated meanings:

     Accumulated Guarantee Period Value--The sum of the Guarantee Period Values.

     Accumulation Period--The period between the Date of Issue and the Annuity Date.

     Accumulation Unit--An accounting unit of measure used to calculate the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

     Annuitant--The person during whose lifetime the Fixed Annuity or Variable Annuity is to be paid.

     Annuity Date--The date on which your Contract matures, and we begin to make annuity payments to you. The original Annuity Date you selected in your Contract application is stated in your Contract Schedule.

     Annuity Option--One of several forms in which you may elect to have annuity payments made to you after the Annuity Date.

     Annuity Period--The period starting on the Annuity Date during which we make annuity payments to you.

     Annuity Unit--An accounting unit of measure used to calculate the amount of Variable Annuity payments after the first annuity payment.

     Beneficiary--The person you designate or designated under the Contract to receive any benefits under a Contract upon your death.

     Company ("we", "us", "our", "KILICO")--Kemper Investors Life Insurance Company, Schaumburg, Illinois 60196. .

     Contract--A Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract offered on an individual or group basis. Contracts issued on a group basis are represented by a certificate. Contracts issued on an individual basis are represented by an individual annuity contract.

     Contract Anniversary--An anniversary of the Date of Issue.

     Contract Quarter--Periods between quarterly Contract Anniversaries.

     Contract Schedule--The schedule pages appearing at the beginning of your Contract

     Contract Value--The sum of the Fixed Account Contract Value plus the Separate Account Contract Value, plus the Accumulated Guarantee Period Value.

     Contract Year--A one-year period starting on the Date of Issue and successive Contract Anniversaries.

     Date of Issue--The Date of Issue is stated in your Contract Schedule.

     Debt--The principal of any outstanding loan plus any accrued interest. Loans are available under certain Qualified Plan Contracts.

     Fixed Account--The General Account of KILICO to which you may allocate all or a portion of Purchase Payments or Contract Value.

     Fixed Account Contract Value-- The (1) Purchase Payments allocated and amounts transferred to the Fixed Account; plus (2) interest credited; minus
     (3) withdrawals, previously assessed withdrawal charges and transfers on any Valuation Date.

     Fixed Annuity--An annuity payment plan, which does not vary in dollar amount with investment experience.

     Fund(s)--An investment company which provides the Portfolios available for investment by a Subaccount.

     General Account--Our assets other than those allocated to any of our separate accounts.

     Guaranteed Interest Rate--The rate of interest we establish for a given Guarantee Period.

     Guarantee Period--A period of time during which an amount is to be credited with a Guaranteed Interest Rate assuming no partial withdrawal, surrender, or transfer prior to the end of that Guarantee Period. The Guarantee Periods initially offered are stated in your Contract Schedule.

     Guarantee Period Value--The (1) Purchase Payment allocated or amount transferred to a Guarantee Period; plus (2) interest credited; minus (3) withdrawals, previously assessed withdrawal charges and transfers; adjusted for (4) any applicable Market Value Adjustment previously made.

     Market Adjusted Value--A Guarantee Period Value adjusted by the Market Value Adjustment formula prior to the end of a Guarantee Period.

     Market Value Adjustment--An adjustment of Guarantee Period Values in accordance with the Market Value Adjustment formula that applies to amounts used to purchase an Annuity Option on the Annuity Date, partial or total withdrawals, or transfers prior to the end of the Guarantee Period. The adjustment reflects the change in the value of the Guarantee Period Value due to changes in interest rates since the date the Guarantee Period commenced.

     Non-Qualified Plan Contract--This Contract issued other than as a Qualified Plan Contract.

     Owner, Contract Owner, you, your, yours--The person(s) named as Owner unless later changed as provided in this Contract. When more than one person is named as Owner, the terms, "you," "your," and "yours" mean joint Owners.

     Payee--A recipient of periodic payments under the Contract.

     Portfolio--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets.

     Purchase Payment--The dollar amount we receive in U.S. currency to buy the benefits this Contract provides.

     Qualified Plan Contract--A Contract issued under a retirement plan which qualifies for favorable income tax treatment under Sections 401, 403, 408, 408A and 457 of the Internal Revenue Code as amended.

     Separate Account--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the KILICO Variable Annuity Separate Account.

     Separate Account Contract Value--The sum of the Subaccount Values on a Valuation Date.

     Subaccounts--The subdivisions of the Separate Account. Each Subaccount invests all of its assets in a specified Portfolio or Fund.

     Subaccount Value--The value of your interest in each Subaccount.

     Valuation Date--Each business day that we value the assets of the Separate Account. Currently this is each day that the New York Stock Exchange is open for trading.

     Valuation Period--The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date.

     Variable Annuity--An annuity payment plan which varies in dollar amount because of Subaccount investment experience.

     Withdrawal Value--Contract Value, minus any applicable withdrawal charge, plus or minus any applicable Market Value Adjustment, minus any premium tax payable.

                                     SUMMARY

Because this is a summary, it does not contain all of the information that may be important. Read the entire Prospectus before deciding to invest.

The Contracts provide for investment on a tax-deferred basis and annuity benefits. This Prospectus describes both Non-Qualified Plan and Qualified Plan Contracts. A Contract may not be issued to you on or after your 86th birthday.

The minimum initial Purchase Payment is $10,000 for Non-Qualified Plan Contracts and $2,000 for Qualified Plan Contracts. The minimum subsequent Purchase Payment will vary depending on whether the Contract is issued as a Qualified or Non-Qualified Plan Contract, and the method of payment. In either case, our prior approval is required for total Purchase Payments over $1,000,000. (See "The Contracts," page ___.) We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. An initial allocation to a Subaccount or Fixed Account must be at least $500. A subsequent allocation to a Subaccount or Fixed Account must be at least $50. Any allocation to a Guarantee Period must be at least $500.

Variable accumulations and benefits are provided by crediting Purchase Payments to one or more Subaccounts that you select. Each Subaccount invests in one of the following corresponding Portfolios or Funds:

..    Alger American Balanced
..    Alger American Leveraged AllCap
..    Credit Suisse Warburg Pincus Trust-Emerging Markets
..    Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital
..    Dreyfus I.P. MidCap Stock (Initial Share Class)
..    The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share Class)
..    Scudder 21st Century Growth
..    Scudder Capital Growth
..    Scudder Global Discovery
..    Scudder Growth and Income
..    Scudder Health Sciences
..    Scudder International
..    Scudder Aggressive Growth
..    Scudder Blue Chip
..    Scudder Contrarian Value
..    Scudder Global Blue Chip
..    Scudder Government Securities
..    Scudder Growth
..    Scudder High Yield
..    Scudder International Research
..    Scudder Investment Grade Bond
..    Scudder Money Market
..    Scudder Small Cap Growth
..    Scudder Small Cap Value
..    Scudder Technology Growth
..    Scudder Total Return
..    SVS Dreman Financial Services
..    SVS Dreman High Return Equity
..    SVS Dynamic Growth
..    SVS Focus Value+Growth
     SVS Focused Large Cap Growth
..    SVS Growth And Income
..    SVS Growth Opportunities
..    SVS Index 500

..    SVS Mid-Cap Growth
..    SVS Strategic Equity
..    SVS Venture Value


The Fixed Account provides fixed accumulations and benefits. The Fixed Account may not be available in all states. We guarantee that Purchase Payments allocated to the Fixed Account earn a minimum fixed interest rate of 3%. In our discretion, we may credit interest in excess of 3%. (See "Fixed Account Option," page ___.)

The MVA Option also provides fixed accumulations. The MVA Option may not be available in all states. The MVA Option is only available during the Accumulation Period. You may allocate amounts to one or more initial Guarantee Periods available under the Contract. We may offer additional Guarantee Periods at our discretion. We may limit the number of Guarantee Period options available to three. We guarantee amounts allocated to the MVA Option at Guaranteed Interest Rates for the Guarantee Periods you select. We declare the rate at our sole discretion. These guaranteed amounts are subject to any applicable withdrawal charge, Market Value Adjustment or records maintenance charge. We will not change a Guaranteed Interest Rate for the duration of the Guarantee Period. However, Guaranteed Interest Rates for subsequent Guarantee Periods are set at our discretion. At the end of a Guarantee Period, a new Guarantee Period for the same duration starts, unless you timely elect another Guarantee Period. The offering of interests under the Contract relating to the MVA Option is registered under the Securities Act of 1933 ("1933 Act"), but the separate account holding our assets in connection with those interests is not registered under the Investment Company Act of 1940 ("1940 Act"). (See "The MVA Option," page ___.)

You bear the investment risk under the Contracts, unless you allocate your Contract Values to:

     . the MVA Option and are guaranteed to receive the Guaranteed Interest Rate, subject to any market value adjustment, or

     .    the Fixed Option and are guaranteed to earn at least 3% interest.

Transfers among Subaccounts are permitted before and after annuitization, subject to certain limitations. A transfer from a Guarantee Period is subject to a Market Value Adjustment unless the transfer is effected within 30 days after the end of the applicable Guarantee Period. (See "Transfers During Accumulation Period" and "Transfers During the Annuity Period," pages __ and __ respectively.)

We do not deduct sales charges from Purchase Payments. You may withdraw Contract Value subject to withdrawal charges, any applicable Market Value Adjustment, and other specified conditions. The withdrawal charge ranges from 7% of each Purchase Payment during the first year to 0% after four years have elapsed. A year elapses on the last day of the Contract Year in which the Purchase Payment was made and on the last day of each subsequest Contract Year. As explained below, certain amounts may be withdrawn free of withdrawal charge. In determining withdrawal charges and free withdrawal amounts, we treat withdrawals as coming from the oldest Purchase Payments first (i.e., first-in, first-out) and then from earnings (if any). We will charge all amounts withdrawn and any applicable withdrawal charge against Purchase Payments in the chronological order in which we received them beginning with the initial Purchase Payment. (See "Withdrawals During the Accumulation Period," page ___.) Withdrawals may be subject to income tax, a 10% penalty tax, and other tax consequences. Withdrawals from Qualified Plan Contracts may be limited by the terms of the plan or the Internal Revenue Code, as amended (the "Code"). (See "Federal Income Taxes," page __.)

Each Contract Year, you may withdraw remaining Purchase Payments no longer subject to a withdrawal charge, plus 10% of remaining Purchase Payments that are subject to a withdrawal charge, without incurring a withdrawal charge.

The Contract may be purchased in connection with retirement plans qualifying under Sections 401, 403, 408, 408A and 457 of the Code including the following types of Qualified Plans: IRA's, SEP-IRA's, SIMPLE IRA's, Roth IRA's, HR-10 and Keogh Plans, Pension and Profit-Sharing Plans, Tax-Sheltered Annuities, and Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Contract is also available in connection with non-qualified deferred compensation plans. (See "Taxation of Annuities in General," page __ and "Qualified Plans," page __.)

You may take loans against your Contract at any time prior to the Annuity Date if your Contract was issued under Sections 401(a) or 403(b) of the Code and your plan permits loans. (See "Contract Loans," page __.)

You may examine a Contract and return it to us for a refund during the "free look" period. The length of the free look period will depend on the state in which the Contract is issued. However, it will be at least ten days from the date you receive the Contract. (See "The Contracts," page __.) In addition, a special free look period applies in some circumstances to Contracts issued as an Individual Retirement Annuity ("IRA"), a Roth IRA or a Simplified Employee Pension.

                               SUMMARY OF EXPENSES

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase
payments)............................................................    None
Withdrawal Charge (as a percentage of original purchase payments)/(1)/

Years Elapsed after Purchase Payment
------------------------------------
Less than one...........................   7.00%
One but less than two...................   6.00%
Two but less than three.................   5.00%
Three but less than four................   4.00%
Four and thereafter.....................   0.00%

Exchange (transfer) Fee.......................................   $10/(2)/

Annual Contract Fee (Records Maintenance Charge)/(3)/.........   $30

Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge............................   1.55%
Administration Charge........................................   0.15%
                                                               -----
Total Separate Account Annual Expenses.......................   1.70%

Optional Benefit Annual Expenses
(as a percentage of average account value)

Optional Enhanced Death Benefit(4)
     Option 1.........................................   0.20%
     Option 2.........................................   0.35%

Commutation Charge/(5)/

An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:

A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%., and

B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

Fund Annual Expenses (After Any Fee Waivers and Expense Reductions) (TO BE UPDATED BY AMENDMENT) (as percentage of each Portfolio's average net assets for the period ended December 31, 2001)

----------------------------------------------------------------------------------------------------------------
                                                     Management    12b-1         Other           Total Annual
                    Portfolio                           Fees       Fees        Expenses       Portfolio Expenses
----------------------------------------------------------------------------------------------------------------
Alger American Balanced
----------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap
----------------------------------------------------------------------------------------------------------------
Credit Suisse Warburg Pincus Trust-Emerging
Markets (6)
----------------------------------------------------------------------------------------------------------------

     --------------------------------------------------------------

     Credit Suisse Warburg Pincus Trust-Global
     Post-Venture Capital (6)
     --------------------------------------------------------------
     Dreyfus I.P. MidCap Stock (11)
     --------------------------------------------------------------
     Dreyfus Socially Responsible Growth
     --------------------------------------------------------------
     Scudder 21/st/ Century Growth (9)
     --------------------------------------------------------------
     Scudder Capital Growth
     --------------------------------------------------------------
     Scudder Global Discovery (9)(12)
     --------------------------------------------------------------
     Scudder Growth and Income
     --------------------------------------------------------------
     Scudder Health Sciences (9)(10)
     --------------------------------------------------------------
     Scudder International
     --------------------------------------------------------------
     Scudder Aggressive Growth (8)
     --------------------------------------------------------------
     Scudder Blue Chip (8)
     --------------------------------------------------------------
     Scudder Contrarian Value (8)
     --------------------------------------------------------------
     Scudder Global Blue Chip (8)(12)
     --------------------------------------------------------------
     Scudder Government Securities
     --------------------------------------------------------------
     Scudder Growth
     --------------------------------------------------------------
     Scudder High Yield
     --------------------------------------------------------------
     Scudder International Research
     --------------------------------------------------------------
     Scudder Investment Grade Bond (8)
     --------------------------------------------------------------
     Scudder Money Market
     --------------------------------------------------------------
     Scudder Small Cap Growth
     --------------------------------------------------------------
     Scudder Small Cap Value (8)
     --------------------------------------------------------------
     Scudder Technology Growth (8)
     --------------------------------------------------------------
     Scudder Total Return
     --------------------------------------------------------------
     SVS Dreman Financial Services (8)
     --------------------------------------------------------------
     SVS Dreman High Return Equity (8)
     --------------------------------------------------------------
     SVS Dynamic Growth (7)(8)
     --------------------------------------------------------------
     SVS Focus Value+Growth (8 )
     --------------------------------------------------------------
     SVS Focused Large Cap Growth (8)(12)
     --------------------------------------------------------------
     SVS Growth And Income (8)
     --------------------------------------------------------------
     SVS Growth Opportunities (8)
     --------------------------------------------------------------
     SVS Index 500 (8)(12)
     --------------------------------------------------------------
     SVS Mid-Cap Growth (7) (8)
     --------------------------------------------------------------
     SVS Strategic Equity (7)(8)
     --------------------------------------------------------------
     SVS Venture Value (7) (8)
     --------------------------------------------------------------

(1) (1) Each Contract Year, a Contract Owner may withdraw up to 10% of remaining Purchase Payments subject to a withdrawal charge without incurring a withdrawal charge. In certain circumstances we may reduce or waive the withdrawal charge.

(2) We reserve the right to charge a fee of $10 for each transfer of Contract Value in excess of twelve transfers per Contract Year.

(3) Applies to Contracts with a Contract Value less than $50,000 on the date of assessment. In certain circumstances we may reduce or waive the annual Records Maintenance Charge.

(4) These expenses do not apply to the Fixed Account, Guarantee Periods, or Scudder Money Market Subaccounts.

(5) This Charge only applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those Options. (See "9. Death of Annuitant or Owner" at page, and "12. Commutable Annuitization Options" on page ____ below.)

(6) The expense figures shown are net of certain fee waivers or reductions from the Portfolios' investment adviser and its affiliates based on actual expenses for fiscal year ended December 31, 2001. Without such waivers, Management Fees, Other Expenses and Total Portfolio Annual Expenses for the Portfolios would have been ____, ____ and ____, respectively, for the Credit Suisse Warburg Pincus Trust-Emerging Markets Portfolio; and ____, ____ and ____, respectively, for the Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital Portfolio. Fee waivers and expense reimbursements may be discontinued at any time.

(7) Portfolios became effective and commenced operations on May 1, 2001, therefore other expenses are annualized. Actual expenses may be greater or less than shown.

(8) Pursuant to their respective agreements with Scudder Variable Series II, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 200_, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described Portfolios to the amounts set forth after the Portfolio names: SVS Dynamic Growth (____), SVS Mid-Cap Growth (____), SVS Strategic Equity (____), SVS Venture Value (____), SVS Dreman High Return Equity (____), SVS Focus Value+Growth (____), SVS Focused Large Cap Growth (____), SVS Dreman Financial
      Services (____), SVS Growth Opportunities (____), SVS Growth And Income (____), Scudder Aggressive Growth (____), Scudder Technology Growth (____), Scudder Contrarian Value (____), Scudder Small Cap Value
      (____), Scudder Investment Grade Bond (____), Scudder Blue Chip (____), SVS Index 500 (____) and Scudder Global Blue Chip (____). In addition, for Scudder Global Blue Chip, the investment manager has agreed to limit its management fees to ____ of such Portfolio for one year, commencing May 1, 200_.

(9) Pursuant to their respective agreements with Scudder Variable Series I, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 200_, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described Portfolios to the amounts set forth after the Portfolio names: Scudder Global Discovery Portfolio (____), Scudder 21st Century Growth Portfolio (____) and Scudder Health Sciences Portfolio (____).

(10) The Scudder Health Sciences Portfolio became effective and commenced operations May 1, 2001, therefore Other Expenses are annualized. Actual expenses may be greater or less than shown.

(11) The expenses shown are for the Initial Share Class for the fiscal year ended December 31, 2001 and reflect the investment adviser's waiver of fees or reimbursement of expenses for such fiscal year. Without such waivers or reimbursements, the Management Fee, Other Expenses and Total Portfolio Annual Expenses for December 31, 2001 for the Dreyfus I.P. MidCap Stock Portfolio would have been, as a percentage of assets:, ____, ____ and ____, respectively. For the fiscal year ended December 31, 2001, Dreyfus further reimbursed the Portfolio for other expenses so that the total annual Portfolio operating expenses for the Initial Share Class was ____ instead of ____. This additional expense reimbursement was voluntary and the expense information provided in the table has been restated to reflect the amount the fees would have been without such voluntary reimbursement.

(12) The expense figures shown are net of certain fee waivers or reductions from the Portfolios' investment manager based on actual expenses for fiscal year ended December 31, 2001. Without such waivers, the Management Fee, Other Expenses and Total Portfolio Annual Expenses would have been:
      ____, ____ and ____, respectively, for the Scudder Global Discovery Portfolio; ____, ____ and ____, respectively, for the Scudder Global Blue Chip Portfolio; ____, ____ and ____, respectively, for the SVS Index 500 Portfolio; and ____, ____ and ____, respectively, for the SVS Focused Large Cap Growth Portfolio.

                          [TO BE UPDATED BY AMENDMENT]

EXAMPLE 1

If you surrender or annuitize your Contract, you would pay the following expenses on a $1,000 investment, assuming:

..    5% annual return on assets,
..    you did not elect any optional death benefit, and
..    the current level of fund expenses for all years shown.

The example assumes that any fund expense caps, waivers or reimbursement arrangements described in the footnotes above are in effect for the time periods presented below. The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

-------------------------------------------------------------------------------------------------------------
                   Subaccount                        1 year         3 years         5 years       10 years
-------------------------------------------------------------------------------------------------------------
Alger American Balanced
-------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap
-------------------------------------------------------------------------------------------------------------
Credit Suisse Warburg Pincus  Trust-Emerging
Markets
-------------------------------------------------------------------------------------------------------------
Credit Suisse Warburg Pincus Trust-Global
Post-Venture Capital
-------------------------------------------------------------------------------------------------------------
Dreyfus I.P. MidCap Stock
-------------------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible Growth
-------------------------------------------------------------------------------------------------------------
Scudder 21st Century Growth
-------------------------------------------------------------------------------------------------------------
Scudder Capital Growth
-------------------------------------------------------------------------------------------------------------
Scudder Global Discovery
-------------------------------------------------------------------------------------------------------------
Scudder Growth and Income
-------------------------------------------------------------------------------------------------------------
Scudder Health Sciences
-------------------------------------------------------------------------------------------------------------
Scudder International
-------------------------------------------------------------------------------------------------------------
Scudder Aggressive Growth
-------------------------------------------------------------------------------------------------------------
Scudder Blue Chip
-------------------------------------------------------------------------------------------------------------
Scudder Contrarian Value
-------------------------------------------------------------------------------------------------------------
Scudder Global Blue Chip
-------------------------------------------------------------------------------------------------------------
Scudder Government Securities
-------------------------------------------------------------------------------------------------------------
Scudder Growth
-------------------------------------------------------------------------------------------------------------
Scudder High Yield
-------------------------------------------------------------------------------------------------------------
Scudder International Research
-------------------------------------------------------------------------------------------------------------
Scudder Investment Grade Bond
-------------------------------------------------------------------------------------------------------------
Scudder Money Market #1 (1)
-------------------------------------------------------------------------------------------------------------
Scudder Small Cap Growth
-------------------------------------------------------------------------------------------------------------
Scudder Small Cap Value
-------------------------------------------------------------------------------------------------------------
Scudder Technology Growth
-------------------------------------------------------------------------------------------------------------
Scudder Total Return
-------------------------------------------------------------------------------------------------------------
SVS Dreman Financial Services
-------------------------------------------------------------------------------------------------------------
SVS Dreman High Return Equity
-------------------------------------------------------------------------------------------------------------
SVS Dynamic Growth
-------------------------------------------------------------------------------------------------------------
SVS Focus Value+Growth
-------------------------------------------------------------------------------------------------------------
SVS Focused Large Cap Growth
-------------------------------------------------------------------------------------------------------------
SVS Growth And Income
-------------------------------------------------------------------------------------------------------------
SVS Growth Opportunities
-------------------------------------------------------------------------------------------------------------
SVS Index 500
-------------------------------------------------------------------------------------------------------------
SVS Mid-Cap Growth
-------------------------------------------------------------------------------------------------------------
SVS Strategic Equity
-------------------------------------------------------------------------------------------------------------
SVS Venture Value
-------------------------------------------------------------------------------------------------------------

EXAMPLE 2

Same assumptions as Example 1 above, except that you decide not to surrender or annuitize your Contract at the end of each period.

-------------------------------------------------------------------------------------------------------------
                   Subaccount                        1 year         3 years         5 years       10 years
-------------------------------------------------------------------------------------------------------------
Alger American Balanced
-------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap
-------------------------------------------------------------------------------------------------------------
Credit Suisse Warburg Pincus Trust-Emerging
Markets
-------------------------------------------------------------------------------------------------------------
Credit Suisse Warburg Pincus Trust-Global
-------------------------------------------------------------------------------------------------------------
Post-Venture Capital
-------------------------------------------------------------------------------------------------------------
Dreyfus I.P. MidCap Stock
-------------------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible Growth
-------------------------------------------------------------------------------------------------------------
Scudder 21st Century Growth
-------------------------------------------------------------------------------------------------------------
Scudder Capital Growth
-------------------------------------------------------------------------------------------------------------
Scudder Global Discovery
-------------------------------------------------------------------------------------------------------------
Scudder Growth and Income
-------------------------------------------------------------------------------------------------------------
Scudder Health Sciences
-------------------------------------------------------------------------------------------------------------
Scudder International
-------------------------------------------------------------------------------------------------------------
Scudder Aggressive Growth
-------------------------------------------------------------------------------------------------------------
Scudder Blue Chip
-------------------------------------------------------------------------------------------------------------
Scudder Contrarian Value
-------------------------------------------------------------------------------------------------------------
Scudder Global Blue Chip
-------------------------------------------------------------------------------------------------------------
Scudder Government Securities
-------------------------------------------------------------------------------------------------------------
Scudder Growth
-------------------------------------------------------------------------------------------------------------
Scudder High Yield
-------------------------------------------------------------------------------------------------------------
Scudder International Research
-------------------------------------------------------------------------------------------------------------
Scudder Investment Grade Bond
-------------------------------------------------------------------------------------------------------------
Scudder Money Market #1 (1)
-------------------------------------------------------------------------------------------------------------
Scudder Small Cap Growth
-------------------------------------------------------------------------------------------------------------
Scudder Small Cap Value
-------------------------------------------------------------------------------------------------------------
Scudder Technology Growth
-------------------------------------------------------------------------------------------------------------
Scudder Total Return
-------------------------------------------------------------------------------------------------------------
SVS Dreman Financial Services
-------------------------------------------------------------------------------------------------------------
SVS Dreman High Return Equity
-------------------------------------------------------------------------------------------------------------
SVS Dynamic Growth
-------------------------------------------------------------------------------------------------------------
SVS Focus Value+Growth
-------------------------------------------------------------------------------------------------------------
SVS Focused Large Cap Growth
-------------------------------------------------------------------------------------------------------------
SVS Growth And Income
-------------------------------------------------------------------------------------------------------------
SVS Growth Opportunities
-------------------------------------------------------------------------------------------------------------
VS Index 500
-------------------------------------------------------------------------------------------------------------
SVS Mid-Cap Growth
-------------------------------------------------------------------------------------------------------------
SVS Strategic Equity
-------------------------------------------------------------------------------------------------------------
SVS Venture Value
-------------------------------------------------------------------------------------------------------------

(1) Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contract Year.

The purpose of the preceding tables is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The tables reflect expenses of the Separate Account and the Portfolios or Funds but not the MVA Option. These tables are limited to disclosure with regard to the variable portion of the Contract. See "Contract Charges and Expenses" and "The MVA Option" for more information regarding the various costs and expenses. The Examples should not be considered to be a representation of past or future expenses and do not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. "Management Fees" and "Other Expenses" in the "SUMMARY

OF EXPENSES" for the Portfolios or Funds have been provided by the investment managers or advisers of the Portfolios or Funds, and have not been independently verified. The Examples assume a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge, it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Examples by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

EXAMPLE 3

If you surrender or annuitize your Contract, you would pay the following expenses on a $1,000 investment, assuming:

..     5% annual return on assets,
..     you elect the Optional Enhanced Death Benefit Option 2, and
..     the current level of fund expenses for all years shown.

The example assumes that any fund expense caps, waivers or reimbursement arrangements described in the footnotes above are in effect for the time periods presented below. The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

   -------------------------------------------------------------------------------------------------------
                      Subaccount                      1 year        3 years       5 years      10 years
                      ----------                      ------        -------       -------      --------
   -------------------------------------------------------------------------------------------------------
   Alger American Balanced
   -------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap
   -------------------------------------------------------------------------------------------------------
   Credit Suisse Warburg Pincus Trust-Emerging
   Markets
   -------------------------------------------------------------------------------------------------------
   Credit Suisse Warburg Pincus Trust-Global
   Post-Venture Capital
   -------------------------------------------------------------------------------------------------------
   Dreyfus I.P. MidCap Stock
   -------------------------------------------------------------------------------------------------------
   Dreyfus Socially Responsible Growth
   -------------------------------------------------------------------------------------------------------
   Scudder 21st Century Growth
   -------------------------------------------------------------------------------------------------------
   Scudder Capital Growth
   -------------------------------------------------------------------------------------------------------
   Scudder Global Discovery
   -------------------------------------------------------------------------------------------------------
   Scudder Growth and Income
   -------------------------------------------------------------------------------------------------------
   Scudder Health Sciences
   -------------------------------------------------------------------------------------------------------
   Scudder International
   -------------------------------------------------------------------------------------------------------
   Scudder Aggressive Growth
   -------------------------------------------------------------------------------------------------------
   Scudder Blue Chip
   -------------------------------------------------------------------------------------------------------
   Scudder Contrarian Value
   -------------------------------------------------------------------------------------------------------
   Scudder Global Blue Chip
   -------------------------------------------------------------------------------------------------------
   Scudder Government Securities
   -------------------------------------------------------------------------------------------------------
   Scudder Growth
   -------------------------------------------------------------------------------------------------------
   Scudder High Yield
   -------------------------------------------------------------------------------------------------------
   Scudder International Research
   -------------------------------------------------------------------------------------------------------
   Scudder Investment Grade Bond
   -------------------------------------------------------------------------------------------------------
   Scudder Money Market #1 (1)
   -------------------------------------------------------------------------------------------------------
   Scudder Small Cap Growth
   -------------------------------------------------------------------------------------------------------
   Scudder Small Cap Value
   -------------------------------------------------------------------------------------------------------
   Scudder Technology Growth
   -------------------------------------------------------------------------------------------------------
   Scudder Total Return
   -------------------------------------------------------------------------------------------------------
   SVS Dreman Financial Services
   -------------------------------------------------------------------------------------------------------
   SVS Dreman High Return Equity
   -------------------------------------------------------------------------------------------------------
   SVS Dynamic Growth
   -------------------------------------------------------------------------------------------------------
   SVS Focus Value+Growth
   -------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------
   SVS Focused Large Cap Growth
   ---------------------------------------------------------------------------------------------------------
   SVS Growth And Income
   ---------------------------------------------------------------------------------------------------------
   SVS Growth Opportunities
   ---------------------------------------------------------------------------------------------------------
   SVS Index 500
   ---------------------------------------------------------------------------------------------------------
   SVS Mid-Cap Growth
   ---------------------------------------------------------------------------------------------------------
   SVS Strategic Equity
   ---------------------------------------------------------------------------------------------------------
   SVS Venture Value
   ---------------------------------------------------------------------------------------------------------

EXAMPLE 4

Same assumptions as Example 3 above, except that you decide not to surrender or annuitize your Contract at the end of each period.

   ---------------------------------------------------------------------------------------------------------
                      Subaccount                       1 year        3 years        5 years      10 years
                      ----------                       ------        -------        -------      --------
   ---------------------------------------------------------------------------------------------------------
   Alger American Balanced
   ---------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap
   ---------------------------------------------------------------------------------------------------------
   Credit Suisse Warburg Pincus Trust-Emerging
   Markets
   ---------------------------------------------------------------------------------------------------------
   Credit Suisse Warburg Pincus Trust-Global
   Post-Venture Capital
   ---------------------------------------------------------------------------------------------------------
   Dreyfus I.P. MidCap Stock
   ---------------------------------------------------------------------------------------------------------
   Dreyfus Socially Responsible Growth
   ---------------------------------------------------------------------------------------------------------
   Scudder 21st Century Growth
   ---------------------------------------------------------------------------------------------------------
   Scudder Capital Growth
   ---------------------------------------------------------------------------------------------------------
   Scudder Global Discovery
   ---------------------------------------------------------------------------------------------------------
   Scudder Growth and Income
   ---------------------------------------------------------------------------------------------------------
   Scudder Health Sciences
   ---------------------------------------------------------------------------------------------------------
   Scudder International
   ---------------------------------------------------------------------------------------------------------
   Scudder Aggressive Growth
   ---------------------------------------------------------------------------------------------------------
   Scudder Blue Chip
   ---------------------------------------------------------------------------------------------------------
   Scudder Contrarian Value
   ---------------------------------------------------------------------------------------------------------
   Scudder Global Blue Chip
   ---------------------------------------------------------------------------------------------------------
   Scudder Government Securities
   ---------------------------------------------------------------------------------------------------------
   Scudder Growth
   ---------------------------------------------------------------------------------------------------------
   Scudder High Yield
   ---------------------------------------------------------------------------------------------------------
   Scudder International Research
   ---------------------------------------------------------------------------------------------------------
   Scudder Investment Grade Bond
   ---------------------------------------------------------------------------------------------------------
   Scudder Money Market #1 (1)
   ---------------------------------------------------------------------------------------------------------
   Scudder Small Cap Growth
   ---------------------------------------------------------------------------------------------------------
   Scudder Small Cap Value
   ---------------------------------------------------------------------------------------------------------
   Scudder Technology Growth
   ---------------------------------------------------------------------------------------------------------
   Scudder Total Return
   ---------------------------------------------------------------------------------------------------------
   SVS Dreman Financial Services
   ---------------------------------------------------------------------------------------------------------
   SVS Dreman High Return Equity
   ---------------------------------------------------------------------------------------------------------
   SVS Dynamic Growth
   ---------------------------------------------------------------------------------------------------------
   SVS Focus Value+Growth
   ---------------------------------------------------------------------------------------------------------
   SVS Focused Large Cap Growth
   ---------------------------------------------------------------------------------------------------------
   SVS Growth And Income
   ---------------------------------------------------------------------------------------------------------
   SVS Growth Opportunities
   ---------------------------------------------------------------------------------------------------------
   SVS Index 500
   ---------------------------------------------------------------------------------------------------------
   SVS Mid-Cap Growth
   ---------------------------------------------------------------------------------------------------------
   SVS Strategic Equity
   ---------------------------------------------------------------------------------------------------------
   SVS Venture Value
   ---------------------------------------------------------------------------------------------------------

(1) Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contribution Year.

The purpose of the preceding tables is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The tables reflect expenses of the Separate Account and the Portfolios or Funds but not the MVA Option. These tables are limited to disclosure with regard to the variable portion of the Contract. See "Contract Charges and Expenses" and "The MVA Option" for more information regarding the various costs and expenses. The Examples should not be considered to be a representation of past or future expenses and do not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. "Management Fees" and "Other Expenses" in the "SUMMARY OF EXPENSES" for the Portfolios or Funds have been provided by the investment managers or advisers of the Portfolios or Funds, and have not been independently verified. The Examples assume a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The above Examples assume the election of the Optional Enhanced Death Benefit Option 2. If this feature was not elected, the expense figures shown above would be lower. The Records Maintenance Charge is a single charge, it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Examples by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge by the total net assets of all the Subaccounts in the Separate Account. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

                         CONDENSED FINANCIAL INFORMATION

Since the Contract was first offered as of the date of this Prospectus, no Condensed Financial Information is shown.

                   KILICO, THE SEPARATE ACCOUNT AND THE FUNDS

Kemper Investors Life Insurance Company

We were organized under the laws of the State of Illinois in 1947 as a stock life insurance company. Our offices are located at 1600 McConnor Parkway, Schaumburg, Illinois 60196. We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. In addition to the Contracts, we offer other variable contracts with different benefits, costs and funding vehicles. We are a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Group Holding ("ZGH" or "Zurich"), a Swiss holding company. ZGH is wholly-owned by Zurich Financial Services ("ZFS").

The Separate Account

We established the KILICO Variable Annuity Separate Account on May 29, 1981 pursuant to Illinois law. It is a separate investment account used to fund the Contract and other of our variable annuity contracts. The SEC does not supervise the management, investment practices or policies of the Separate Account or KILICO.

Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets. Moreover, the assets equal to the reserves and other liabilities of the Separate Account will not be charged with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate
Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

There are currently 37 Subaccounts available under this Contract, each of which invests exclusively in shares of one of the Portfolios. We may, from time to time, combine or remove Subaccounts and establish additional Subaccounts. In such cases, we may permit you to select other Subaccounts under the Contract. However, the right to select any other Subaccount is limited by the terms and conditions we may impose on such transactions. Not all Subaccounts may be available in all jurisdictions or under all Contracts.

The Separate Account purchases and redeems Portfolio shares at net asset value. We redeem Portfolio shares as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

The Separate Account's financial statements appear in the Statement of Additional Information.

The Funds

The Separate Account currently invests in the shares of the following open-end management investment companies:

     .    The Alger American Fund

     .    Credit Suisse Warburg Pincus Trust

     .    Dreyfus Investment Portfolios

     .    The Dreyfus Socially Responsible Growth Fund, Inc.

     .    Scudder Variable Series I

     .    Scudder Variable Series II

The Funds provide investment vehicles for variable life insurance and variable annuity contracts and certain qualified retirement plans. Fund shares are sold only to insurance company separate accounts and qualified retirement plans. Fund shares may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds' Portfolios. Currently, we do not foresee disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action.

The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

The Portfolios are summarized below:

The Alger American Fund

Alger American Balanced Portfolio seeks current income and long-term capital appreciation.

Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation.

Credit Suisse Warburg Pincus Trust

Credit Suisse Warburg Pincus Trust-Emerging Markets Portfolio seeks long-term growth of capital by investing in equity securities of emerging markets.

Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies considered to be in their post-venture-capital stage of development.

Dreyfus Investment Portfolios (Initial Share Class)

Dreyfus I.P. MidCap Stock seeks to provide investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400(R) Index.*

The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share Class)

The Fund's primary goal is to provide capital growth with current income as a secondary goal by investing in common stocks of companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but also conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Scudder Variable Series I (Class B Shares)

Scudder 21st Century Growth Portfolio seeks long-term growth of capital by investing primarily in equity securities issued by emerging growth companies.

Scudder Capital Growth Portfolio seeks to maximize long-term capital growth through a broad and flexible investment program.

Scudder Global Discovery Portfolio seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

Scudder Growth and Income Portfolio seeks long-term growth of capital, current income and growth of income.

Scudder Health Sciences Portfolio seeks long-term growth of capital by investing primarily in the equity securities of companies in the health care industry.

Scudder International Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

Scudder Variable Series II (Class B Shares)

Scudder Aggressive Growth Portfolio seeks capital appreciation through the use of aggressive investment techniques.

Scudder Blue Chip Portfolio seeks long-term capital growth.

Scudder Contrarian Value Portfolio seeks to achieve a high rate of total return.

_________
*    "Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "S&P MidCap 400(R),"
     "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. Zurich Scudder Investments, Inc. has been licensed to use such trademarks, as applicable. The Dreyfus I.P. MidCap Stock Portfolio and the SVS Index 500 Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolios. Additional information may be found in the Portfolios' Statement of Additional Information.

Scudder Global Blue Chip Portfolio seeks growth of capital and of income.

Scudder Government Securities Portfolio seeks high current income consistent with preservation of capital.

Scudder Growth Portfolio seeks maximum appreciation of capital.

Scudder High Yield Portfolio seeks to provide a high level of current income.

Scudder International Research Portfolio seeks long term capital appreciation.

Scudder Investment Grade Bond Portfolio seeks high current income.

Scudder Money Market Portfolio seeks maximum current income to the extent consistent with stability of principal.

Scudder Small Cap Growth Portfolio seeks maximum appreciation of investors' capital.

Scudder Small Cap Value Portfolio seeks long-term capital appreciation.

Scudder Technology Growth Portfolio seeks growth of capital.

Scudder Total Return Portfolio seeks high total return, a combination of income and capital appreciation.

SVS Dreman Financial Services Portfolio seeks long-term capital appreciation.

SVS Dreman High Return Equity Portfolio seeks to achieve a high rate of total return.

SVS Dynamic Growth Portfolio seeks long-term capital growth.

SVS Focus Value+Growth Portfolio seeks growth of capital through a portfolio of growth and value stocks. A secondary objective of the portfolio is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

SVS Focused Large Cap Growth Portfolio seeks growth through long-term capital appreciation.

SVS Growth And Income Portfolio seeks long-term capital growth and current income.

SVS Growth Opportunities Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

SVS Index 500 Portfolio seeks returns that, before expenses, correspond to the total return of U.S. common stocks as represented by the Standard & Poor's 500 Composite Stock Price Index*

SVS Mid-Cap Growth Portfolio seeks capital appreciation.

SVS Strategic Equity Portfolio seeks growth of capital.

SVS Venture Value Portfolio seeks long-term capital growth.

The Portfolios may not achieve their stated objective. More detailed information, including a description of risks involved in investing in the Portfolios is found in the Funds' prospectuses accompanying this Prospectus and Statements of Additional Information, available from us upon request.

Advisers and Managers

_________
*    "Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "S&P MidCap 400(R),"
     "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. Zurich Scudder Investments, Inc. has been licensed to use such trademarks, as applicable. The Dreyfus I.P. MidCap Stock Portfolio and the SVS Index 500 Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolios. Additional information may be found in the Portfolios' Statement of Additional Information.

Fred Alger Management, Inc. ("Alger") serves as the investment adviser for the Alger American Balanced Portfolio and the Alger American Leveraged AllCap Portfolio. Credit Suisse Asset Management, LLC is the investment adviser for the two available Portfolios of the Credit Suisse Warburg Pincus Trust. The Dreyfus Corporation ("Dreyfus") is the investment adviser for the Dreyfus I.P. MidCap Stock Portfolio and The Dreyfus Socially Responsible Growth Fund, Inc. NCM Capital Management Group, Inc. ("NCM") serves as the sub-adviser for The Dreyfus Socially Responsible Growth Fund, Inc. Zurich Scudder Investments, Inc. ("ZSI") is the investment manager for the six available Portfolios of Scudder Variable Series I and the twenty-seven available Portfolios of Scudder Variable Series
II. Scudder Investments (U.K.) Limited ("Scudder U.K."), an affiliate of ZSI, is the sub-adviser for the Scudder International Portfolio. Under the terms of the sub-advisory agreement with ZSI, Scudder U.K. renders investment advisory and management services with regard to that portion of these Portfolios' assets as may be allocated by ZSI to Scudder U.K. from time to time for management, including services related to foreign securities, foreign currency transactions and related investments. Dreman Value Management L.L.C. ("DVM") serves as sub-adviser for the SVS Dreman High Return Equity and SVS Dreman Financial Services Portfolios. Under the terms of the sub-advisory agreement between ZSI and DVM for each such Portfolio, DVM manages the day-to-day investment and trading functions for each such Portfolio. Deutsche Asset Management ("DAM") is the sub-adviser for the SVS Index 500 Portfolio. Under the terms of the sub-advisory agreement with ZSI, DAM will handle day-to-day investment and trading functions for the Scudder Index 500 Portfolio. Eagle Asset Management, Inc. ("Eagle") is the sub-adviser for the SVS Focused Large Cap Growth Portfolio. Under the terms of a sub-advisory agreement with ZSI, Eagle will handle day-to-day investment and trading functions for the SVS Focused Large Cap Growth Portfolio under the guidance of ZSI. Janus Capital Corporation ("Janus") serves as the sub-adviser for the SVS Growth Opportunities Portfolio and the SVS Growth And Income Portfolio. Under the terms of sub-advisory agreements with ZSI, Janus will handle day-to-day investment and trading functions for the SVS Growth Opportunities Portfolio and the SVS Growth And Income Portfolio under the guidance of ZSI. The investment advisers are paid fees for their services by the Funds they manage.

We may receive compensation from the Funds or the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.

Change of Investments

If we establish additional Subaccounts, each new Subaccount will invest in a new series of a Fund or in shares of another investment company. We may also substitute other investment companies.

We reserve the right, subject to compliance with the current law or as it may be changed in the future:

     .    to operate the Separate Account in any form permitted by law;

     . to take any action necessary to comply with or obtain and continue any exemptions from applicable law;

     . to transfer any assets in any Subaccount to another Subaccount or to one or more Separate Accounts, or the General Account, or to add, combine or remove Subaccounts in the Separate Account;

     . to delete the shares of any of the portfolios of a Fund or any other open-end diversified investment company and to substitute, for the Fund shares held in any Subaccount, the shares of another Portfolio of a Fund or the shares of another investment company or any other investment permitted by law; and

     . to change the way we assess charges, but not to increase the aggregate amount above that currently charged to the Separate Account and the Funds in connection with the Contract.

When required by law, we will obtain your approval of such changes and the approval of any regulatory authority.

Performance Information

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The Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise standardized "average annual total return" and nonstandardized "total return." The Scudder High Yield Subaccount, Scudder Investment Grade Bond Subaccount and Scudder Government Securities Subaccount may also advertise "yield". The Scudder Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of a Subaccount's future performance.

Standardized average annual total return and nonstandardized total return calculations measure a Subaccount's net income plus the effect of any realized or unrealized appreciation or depreciation of the Subaccount's underlying investments. Standardized average annual total return will be quoted for periods of at least one year, five years and ten years, if applicable. Nonstandardized total return will be quoted for periods of at least one year, three years, five years and ten years, if applicable. In addition, we will show standardized average annual total return for the life of the Subaccount, meaning the time the underlying Portfolio has been held in the Subaccount. We will show nonstandardized total return for the life of the Portfolio, meaning the time the underlying Portfolio has been in existence. Standardized average annual total return will be current to the most recent calendar quarter. Nonstandardized total return will be current to the most recent calendar month. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount investment over the applicable period. Nonstandardized total return may include annualized and nonannualized (cumulative) figures. Nonannualized figures represent the actual percentage change over the applicable period.

Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Scudder Money Market Subaccount) expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period, compounded on a semi-annual basis. The effective yield for the Scudder Money Market Subaccount is calculated similarly, but includes the effect of assumed compounding calculated under rules prescribed by the SEC. The Scudder Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect.

The Subaccounts' units are credited at Accumulation Unit value. The Subaccounts' performance figures and Accumulation Unit values fluctuate. The standardized performance figures reflect the deduction of all expenses and fees, including a prorated portion of the records maintenance charge. Redemptions within the first four years may be subject to a withdrawal charge that ranges from 7% the first year to 0% after four years. The calculation of yield, current yield and effective yield does not normally reflect the effect of applicable withdrawal charges. In addition, nonstandardized total return figures may not include the effect of all other recurring expenses and fees, including a prorated portion of the records maintenance charge. Nonstandardized total return figures may be higher than if these charges were deducted.

The Subaccounts may be compared to relevant indices and performance data from independent sources, including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Salomon Brothers High Grade Corporate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Merrill Lynch Government/Corporate Master Index, the Lehman Brothers Long Government/Corporate Bond Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Standard & Poor's Midcap 400 Index, the NASDAQ Composite Index, the Russell 2000 Index and the Morgan Stanley Capital International Europe, Australia, Far East Index. Please note the differences and similarities between the investments which a Subaccount may purchase and the investments measured by the indexes. In particular, it should be noted that the comparative information with regard to the indexes will not reflect the deduction of any Contract charges or fees. Similarly, the indexes are unmanaged and do not reflect the fees and expenses of management and acquisition costs. In addition, certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The value of the Subaccounts will fluctuate and is not insured.

From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

Additional information concerning a Subaccount's performance and independent sources is provided in the Statement of Additional Information.

                        THE MVA AND FIXED ACCOUNT OPTIONS

The MVA Option

You may allocate amounts in the Market Value Adjustment ("MVA") Option to one or more Guarantee Periods with durations of one to ten years during the Accumulation Period, unless otherwise restricted by state law. The MVA Option may not be available in all states. We calculate the interest credited to the Guarantee Period Value by compounding daily at daily interest rates which would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate. At our discretion, we may offer additional Guarantee Periods or limit, for new Contracts, the number of Guarantee Periods available to three. At the end of a Guarantee Period, a new Guarantee Period for the same duration starts, unless you timely elect another Guarantee Period. Moreover, interest rates in the Guarantee Periods may vary based on the riders you select.

The amounts allocated to the MVA Option under the Contracts are invested under the laws regulating our General Account. Assets supporting the amounts allocated to Guarantee Periods are held in a "non-unitized" separate account. However, our General Account assets are available to fund benefits under the Contracts. A non-unitized separate account is a separate account in which you do not participate in the performance of the assets through unit values. The assets of the non-unitized separate account are held as reserves for our guaranteed obligations under the Contracts and other contracts we may issue. The assets of the non-unitized separate account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business we may conduct.

State insurance laws concerning the nature and quality of investments regulate our General Account investments and any non-unitized separate account investments. These laws generally permit invest ment in federal, state and municipal obligations, preferred and common stocks, corporate bonds, real estate mortgages, real estate and certain other investments. Zurich Scudder Investments, Inc. ("ZSI"), manages our General Account.

We consider the return available on the instruments in which Contract proceeds are invested when establishing Guaranteed Interest Rates. This return is only one of many factors considered in establishing Guaranteed Interest Rates. (See "The Accumulation Period--6. Establishment of Guaranteed Interest Rates.")

Our investment strategy for the non-unitized separate account is generally to match Guarantee Period liabilities with assets, such as debt instruments. We expect to invest in debt instruments such as:

         . securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government;

         . debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. ("Moody's") (Aaa, Aa, A or Baa), Standard & Poor's Corporation ("Standard & Poor's") (AAA, AA, A or BBB), or any other nationally recognized rating service;

         . other debt instruments including issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by our management to have an investment quality comparable to securities which may be otherwise purchased; and

         .       options and futures transactions on fixed income securities.

Our invested assets portfolio as of December 31, 2001, included approximately
83.5 percent in cash, short-term investments and investment grade fixed maturity securities, 3.3 percent in below investment grade (high risk) bonds,
4.6 percent in mortgage loans and other real estate-related investments and 8.6 percent in all other investments.

We are not obligated to invest the amounts allocated to the MVA Option according to any particular strategy, except as state insurance laws may require. For more information concerning our General Account assets, consult our Annual Report For the Fiscal Year ended December 31, 2001. (See "Annual Reports and Other Documents.")

Fixed Account Option

Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. The availability of the Fixed Account Option may be restricted in some states. The offering of interests under the Contract relating to the Fixed Account is not registered under the 1933 Act, and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Under the Fixed Account Option, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account, unless we refer to fixed accumulation and annuity elements.

We guarantee that payments allocated to the Fixed Account earn a minimum fixed annual effective interest rate of 3%. At our discretion, we may credit interest in excess of 3%. Any excess interest will apply for each full twelve calendar month period. We reserve the right to change the rate of excess interest credited. We also reserve the right to declare different rates of excess interest depending on when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any designated time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time. Moreover, interest rates in the Fixed Account may vary based on the riders you select.

The initial interest rate for a Purchase Payment is guaranteed through the end of the month in which it was received and for twelve calendar months thereafter. Succeeding interest rates are guaranteed twelve calendar months at a time.

                                  THE CONTRACTS

A. GENERAL INFORMATION.

The Contract, whether issued on an individual or group basis, along with any enrollment application attached to the Contract and any endorsements constitute the entire contract. We may not contest the Contract after two years from the Date of Issue.

The Contract must be issued to an Owner before his or her 86th birthday. The Owner may not elect the Optional Enhanced Death Benefit ("OEDB") Option 1 rider if the Issue Date is on or after his or her 76th birthday or the OEDB Option 2 rider if the Issue Date is on or after his or her 71st birthday.

The Contract does not pay dividends and will not share in our surplus or earnings.

The minimum initial Purchase Payment is $10,000 for Non-Qualified Plan Contracts and $2,000 for Qualified Plan Contracts. The minimum subsequent payment is $500 under a Non-Qualified Plan Contract. However, the minimum subsequent payment is $100 if you authorize us to automatically draw on your bank account and provide us with a voided check. Thereafter, we will draw Purchase Payments from your bank account on a monthly, quarterly, semi-annual or annual basis and apply them according to your initial allocation instructions unless you otherwise instruct us. The minimum subsequent payment is $50 under a Qualified Plan Contract. Our prior approval is required for cumulative Purchase Payments over $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. Purchase Payments will be allocated to a Subaccount, Fixed Account or Guarantee Period immediately according to your instruction regardless of the free look period. We reserve the right to change allocations during the free look period. We also reserve the right to waive or modify the above limits and to not accept any Purchase Payment.

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

You may examine your Contract and return it to us for a refund during the free look period. The length of the free look period depends upon the state in which the Contract is issued. The amount of the refund also depends on the state in which the Contract is issued. Generally, the amount of the refund will be one of the following:

     . the Separate Account Contract Value plus Market Adjusted Value on the date we receive the returned Contract plus Purchase Payments allocated to the Fixed Account, without any deduction for withdrawal charges or records maintenance charges; or

     .    the return of Purchase Payments.


In addition, a special free look period applies in some circumstances to Contracts issued as IRAs, Roth IRAs or Simplified Employee Pensions.

Before the Annuity Date and prior to the death of an Owner, you have the exclusive right to exercise every option and right conferred by this Contract. Joint Owners are only permitted in Non-Qualified Plan Contracts.

You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date. The new Annuity Date must not be earlier than two years from the Date of Issue or beyond the maximum allowable Annuity Date. (See "The Annuity Period.")

Before the Annuity Date or the death of an Owner, you have the right to cancel or amend your Contract if we agree. Only our president, secretary and assistant secretaries have the power to approve a change or waive any provisions of the Contract. Any such modifications must be in writing. No agent or person other than the officers named has the authority to change or waive the provisions of the Contract. You may exercise every option and right conferred by the Contract including the right of assignment. The Joint Owners must agree to any change if more than one Owner is named.

The Owner may designate a Joint Annuitant who will become the Annuitant if the Annuitant dies before the Annuity Date. Joint Annuitants are only permitted in Non-Qualified Plan Contracts. If the Joint Annuitant is not alive at the date of the Annuitant's death or if the Joint Annuitant dies within ten days of the Annuitant's death, the Joint Annuitant provision will not apply. If the Annuitant dies and the Joint Annuitant is not named or alive, the youngest Owner becomes the Annuitant.

No assignment under the Contract is binding unless we receive it in writing. We assume no responsibility for the validity or sufficiency of any assignment. Once filed, the rights of the Owner, Annuitant and Beneficiary are subject to the assignment. Any claim is subject to proof of interest of the assignee. An assignment may subject you to immediate tax liability, possibly including a 10% tax penalty. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

The provisions of an applicable Qualified Plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Plan Contract may not be assigned. Further, if this Contract is issued as a Qualified Plan Contract, additional provisions may apply. The rider or amendment to the Contract used to qualify it under the applicable section of the Internal Revenue Code will indicate the extent of change in its provisions.

Each calendar quarter and Contract Anniversary, we will send you a report showing Purchase Payments received, interest credited, investment experience, and charges made since the last report, as well as any other information required by law. Additionally, confirmations are issued for your financial transactions.

B.  THE ACCUMULATION PERIOD.

1.  Allocation of Purchase Payments.

All Purchase Payments must be paid to us at our home office or an alternative location we may select. We will notify you and any other interested parties in writing of any alternative location. Purchase Payments received by an agent will begin earning interest only after we receive them.

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

You allocate your Purchase Payments to the Subaccount(s), Guarantee Periods, or Fixed Account. The minimum initial allocation to a Subaccount, the Fixed Account or a Guarantee Period is $500. The minimum subsequent allocation to a Subaccount or the Fixed Account is $50. The minimum subsequent allocation to a Guarantee Period is $500. The number of Accumulation Units credited to your Contract when you allocate a Purchase Payment to a Subaccount usually will be based on the Accumulation Unit value next computed after we receive your Purchase Payment. With respect to the initial Purchase Payment, the amount is credited only after we determine to issue the Contract, but in no event later than the second day after we receive the Purchase Payment and the application in good order. Purchase Payments that you allocate to a Guarantee Period or to the Fixed Account begin earning interest after we receive them (except that initial Purchase Payments will be credited interest only after we determine to issue the Contract, but no later than the second day after we receive your initial Purchase Payment).

If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the five-day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.

Our "Protect Your Future Program" allows you to choose a Guarantee Period and one or more Subaccounts. The percentage allocated to a Guarantee Period will depend on the current interest rate and length of the Guarantee Period chosen. At the end of the Guarantee Period, the Purchase Payment amount in that account will have grown to the full value of the initial Purchase Payment. The balance will be invested in one or more Portfolios. Due to interest rate changes, the amount of the Purchase Payment allocated to a Guarantee Period will not be known until the Contract is actually issued.

We will issue a Contract without a signed application if:

          . a dealer provides us with application information, electronically or in writing,

          .    we receive the initial Purchase Payment, and

          . you confirm in writing, after the Contract is delivered, that all information provided and in the Contract is correct. Until we receive the written confirmation, your ability to request financial transactions under the Contract will be restricted.

2.  Accumulation Unit Value.

Each Subaccount has an Accumulation Unit value for each combination of asset-based charges. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units are credited based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are cancelled in a similar manner. The Subaccount Value of any Subaccount on any Valuation Date is the number of Accumulation Units held in the Subaccount times the applicable Accumulation Unit value on that Valuation Date.

The Accumulation Unit value for each Valuation Period is the relevant investment experience factor for that period multiplied by the Accumulation Unit value for the period immediately preceding. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

Each Subaccount has its own investment experience factor for each combination of charges. The investment experience factor of a Subaccount for a combination of charges for a Valuation Period is determined by dividing a. by b. and subtracting c. from the result, where:

          a.  is the net result of:

          . the net asset value per share of the Portfolio held in the Subaccount determined at the end of the current Valuation Period; plus

          . the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          . a credit or charge for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

     b. is the net asset value per share of the Portfolio held in the Subaccount determined at the end of the preceding Valuation Period; and

     c. is the factor representing the sum of the Separate Account charges, stated in the Contract Schedule, for the number of days in the Valuation Period

3.  Guarantee Periods.

You may allocate Purchase Payments to one or more Guarantee Periods with durations of one to ten years. We may limit the number of Guarantee Periods to three. The number of Guarantee Periods available may also vary by state. Each Guarantee Period has a Guaranteed Interest Rate which will not change during the Guarantee Period.

On any Valuation Date, the Guarantee Period Value includes the following:

     . your Purchase Payments or transfers allocated to the Guarantee Period Value at the beginning of the Guarantee Period; plus

     .    interest credited; minus

     .    withdrawals, previously assessed withdrawal charges and transfers;
          minus

     . any applicable portion of the records maintenance charge and charges for other benefits; adjusted for

     .    any applicable Market Value Adjustment previously made.

On any Valuation Date, the Accumulated Guarantee Period Value is the sum of the Guarantee Period Values.

We calculate the interest credited to the Guarantee Period Value by compounding daily at daily interest rates which would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate. The interest rate may be reduced for the cost of any riders you have elected.

An example illustrating how we credit a Guaranteed Interest Rate is provided in Appendix A to this Prospectus.

At the end of any Guarantee Period, we send written notice of the beginning of a new Guarantee Period. A new Guarantee Period for the same duration starts unless you elect another Guarantee Period or investment option within 30 days after the end of the prior Guarantee Period. You may choose a different Guarantee Period by preauthorized telephone instructions or by giving us written notice. You should not select a new Guarantee Period extending beyond the Annuity Date. The Guarantee Period amount available for annuitization is subject to Market Value Adjustments and may be subject to withdrawal charges. (See "Market Value Adjustment" and "Withdrawal Charge" below.)

The amount reinvested at the beginning of a new Guarantee Period is the Guarantee Period Value for the Guarantee Period just ended. The Guaranteed Interest Rate in effect when the new Guarantee Period begins applies for the duration of the new Guarantee Period.

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

You may call us at 1-800-621-5001 or write to Kemper Investors Life Insurance Company, Customer Service, at 1600 McConnor Parkway, Schaumburg, Illinois 60196 for the new Guaranteed Interest Rates.

4.  Establishment of Guaranteed Interest Rates.

Any Guarantee Period(s) you initially elect and the interest rate(s) initially credited are specified in your Contract Schedule. The interest rate credited to subsequent Purchase Payments or transfers will be declared at the time a Purchase Payment is received or transfer is made. At the end of a Guarantee Period, we will declare a Guaranteed Interest Rate applicable for the subsequent Guarantee Period. Once established, interest rates are guaranteed for their respective Guarantee Periods.

Withdrawals of Accumulated Guarantee Period Value may be subject to withdrawal charges and records maintenance charges in addition to a Market Value Adjustment.

We have no specific formula for establishing the Guaranteed Interest Rates. The determination may be influenced by, but not necessarily correspond to, the current interest rate environment. We may also consider, among other factors, the duration of a Guarantee Period, regulatory and tax requirements, sales commissions and administrative expenses we bear, and general economic trends.

Interest rates may be adjusted for the cost of any riders you have elected.

We make the final determination of the Guaranteed Interest Rates to be declared.

We cannot predict or guarantee the level of future Guaranteed Interest Rates.

5.  Contract Value.

On any Valuation Date, Contract Value equals the total of:

          . the number of Accumulation Units credited to each Subaccount, times

          . the corresponding Accumulation Unit value for each Subaccount, plus

          .    your Accumulated Guarantee Period Value in the MVA Option, plus

          .    your Fixed Account Contract Value.

6.  Change of Ownership, Beneficiary and Annuitant.

You may change the Owner by written request at any time while the Owner is alive. You must furnish information sufficient to clearly identify the new Owner to us. The change is subject to any existing assignment of this Contract. When we record the effective date for the change, it will be the date the notice was signed except for action taken by us prior to receiving the request. Any change is subject to the payment of any proceeds. We may require you to return your Contract to us for endorsement of a change of ownership. A change of ownership may result in adverse tax consequences. (See "Federal Income Taxes -- 2. Taxation of Partial and Full Withdrawals.")

A Beneficiary must be designated at the time of application. In the case of joint Owners, the surviving joint Owner is automatically the designated Beneficiary. You may change the Beneficiary if you send us notification in a manner acceptable to us. Changes are subject to the following conditions:

          . prior to the Annuity Date, the Beneficiary change form must be filed while the Owner is alive;

          . after the Annuity Date, the Beneficiary may be changed while the Owner and Annuitant are alive;

          . this Contract must be in force at the time you file a change form;

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

          . a change must not be prohibited by the terms of an existing assignment, Beneficiary designation or other restriction;

          . after we receive the change form, it will take effect on the date the change form was signed, however action taken by us before the change form was received will remain in effect;

          . the request for change must provide information sufficient to clearly identify the new Beneficiary to us; and

          . in the case of joint Owners, the designation of a Beneficiary other than the surviving joint Owner will be deemed to be the designation of a contingent Beneficiary.

We may require you to return this Contract to us for endorsement of a change of Beneficiary.

The interest of a Beneficiary who dies before the distribution of the death benefit will pass to the other beneficiaries, if any, to share and share alike, unless otherwise provided in the Beneficiary designation. If no Beneficiary survives or is named, the distribution will be made to Your estate when You die.

The Annuitant is shown in the Contract Schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. Upon the death of an Annuitant prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Plan Contracts.

7.  Transfers During the Accumulation Period.

During the Accumulation Period, you may transfer Contract Value among the Subaccounts, the Guarantee Periods and the Fixed Account subject to the following conditions:

          . the minimum amount which may be transferred is $50 for each Subaccount or Fixed Account and $500 for each Guarantee Period or, if smaller, the remaining value in the Subaccount, Fixed Account or Guarantee Period.

          . no partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $50 or any Guarantee Period will be less than $500, unless the transfer will eliminate your interest in the applicable account;

          . no transfer may be made within seven calendar days of the date on which the first annuity payment is due;

          . any transfer from a Guarantee Period is subject to a Market Value Adjustment unless the transfer is effected within 30 days after the end of the applicable Guarantee Period;

          . multiple transfers requested on one business day will be counted as one transfer; and

          . we reserve the right to restrict transfers for a period of 15 days after each transfer in excess of 12 in a Contract Year. Any transfer request submitted during such a period will not be processed unless resubmitted after the 15-day period.

We may charge a $10 fee for each transfer in excess of 12 in a Contract Year. However, transfers made pursuant to the Dollar Cost Averaging or Automatic Asset Rebalancing programs do not count toward these 12 transfers for purposes of determining whether the fee will apply or whether the 15-day transfer restriction described above will apply. Because a transfer before the end of a Guarantee Period is subject to a Market Value Adjustment, the amount transferred from the Guarantee Period may be more or less than the requested dollar amount.

We make transfers pursuant to your written or telephone request specifying in detail both the amount which is to be transferred and the names of the accounts which are affected. We will transfer from the Fixed Account or Guarantee Periods as of the Valuation Date following the date we receive your written or telephone transfer request. Telephone transfers require the proper authorization from us, and all telephone transfer request will be recorded for your protection. We reserve the right to terminate the telephone transfer privilege at any time.

In the case of transfers from a Subaccount, we will redeem the necessary number of Accumulation Units to achieve the requested dollar amount and then reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request.

If a transfer is to be made from a Subaccount, we may suspend the right of transfer:

         . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

         . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

         . for such other periods as the SEC by order may permit for the protection of Owners.

We may defer the payment of a transfer from the Fixed Account or Guarantee Periods, for the period permitted by law. This can never be more than six months after we receive your written or telephone request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Fixed Account Contract Value and/or each Guarantee Period Value.

If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we do not offer or participate in any asset allocation program or investment advisory service and we take no responsibility for any third party asset allocation program or investment advisory service. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the Subaccounts available for transfer under third party authorizations.

This Contract is not designed for professional market timing organizations, or other organizations or individuals engaged in market timing strategies in response to short-term fluctuations in the market, involving frequent transfers, or transfers representing a substantial percentage of the assets of any Subaccount. You should not purchase the Contract if you intend to engage in such market timing strategies. Market timing strategies may be disruptive to the Subaccounts and may be detrimental to Owners. Consequently, we reserve the right, at our sole discretion and without prior notice, to take action when we identify market timing strategies detrimental to Owners.

We reserve the right at any time and without notice to any party, to terminate, suspend or modify these or any other transfer rights. Further, we disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone or other transfer request.

8. Dollar Cost Averaging Program.

Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of any Subaccount or Fixed Account option is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to any other accounts, except for the Scudder Money Market Subaccount #2, based on your allocation of accounts.

The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount other than a Subaccount which maintains a stable net asset value, are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed.

The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The DCA program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the first transfer date.

We will waive the mortality and expense risk charge on the Scudder Money Market Subaccount #2 if you allocate all or a portion of the initial Purchase Payment to that account with the purpose of Dollar Cost Averaging the total allocation into other accounts within one year. If you terminate Dollar Cost Averaging or do not deplete all Subaccount Value in Scudder Money Market Subaccount #2 within one year, we automatically transfer any remaining value in the Scudder Money Market Subaccount #2 to Scudder Money Market Subaccount #1. The Scudder Money Market Subaccount #2 may only be used in a DCA program where DCA transfers are made monthly.

The minimum transfer amount is $100 per Subaccount or Fixed Account. The total Contract Value in an account at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

Dollar Cost Averaging ends if:

         .    the number of designated monthly transfers has been completed,

         . Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount will be transferred,

         . we receive your written termination at least five business days before the next transfer date, or

         .    the Contract is surrendered or annuitized.

If the Fixed Account balance is at least $10,000, you may elect automatic calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts or Guarantee Periods. You may enroll in this program any time by completing our Dollar Cost Averaging form. Transfers are made within five business days of the end of the calendar quarter. We must receive the enrollment form at least ten days before the end of the calendar quarter.

9. Automatic Asset Rebalancing Program.

Under our Automatic Asset Rebalancing program, transfers among the accounts, except for Guarantee Periods, will automatically be made periodically on a quarterly, semi-annual or annual basis to achieve the Owner's pre-defined asset allocations. Transfers under this program are not subject to the $50 transfer minimum and will not be counted against the 12 transfers permitted in a Contract Year. An election to participate in this plan must be in writing on our form and returned to us.

You may not simultaneously elect both the Dollar Cost Averaging and Automatic Asset Rebalancing programs.

10. Withdrawals During the Accumulation Period.

During the Accumulation Period, you may make an unlimited number of partial withdrawals or a total withdrawal (also known as a "surrender") from the Contract. Upon surrender, we will pay the Contract Value reduced by any withdrawal charge, Debt, applicable premium taxes, records maintenance charge and applicable withholding tax adjusted by any applicable Market Value Adjustment. A partial withdrawal may not exceed the amount available upon surrender. The Market Value Adjustment formula will be applied to the applicable portion of the total value withdrawn unless a withdrawal is effected within 30 days after the end of the applicable Guarantee Period(s). You must return the Contract to us if you elect a total withdrawal. Withdrawals may have tax consequences. (See "Federal Income Taxes.")

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

Each Contract Year, you may withdraw remaining Purchase Payments no longer subject to a withdrawal charge, plus 10% of remaining Purchase Payments subject to a withdrawal charge, without incurring a withdrawal charge ("partial free withdrawal").

The 10% of Contract Value is per Contract Year and is not cumulative for future Contract Years.

Partial withdrawals are subject to the following conditions:

         . partial withdrawals must be at least $500 or, if smaller, the remaining value in the Fixed Account or a Guarantee Period or Subaccount;

         . no partial withdrawal will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $50 or any Guarantee Period will be less than $500 unless the withdrawal will eliminate your interest in the applicable account;

         . if an account is not specified for the partial withdrawal, it will be deducted on a pro rata basis from the investment options in which the Owner has an interest; and

         . if a partial withdrawal would reduce Contract Value to less than $5,000, the partial withdrawal will be processed as a total withdrawal (surrender of the Contract).


We make withdrawals pursuant to your written or telephone request specifying in detail both the amount which is to be withdrawn and the names of the accounts which are affected. Telephone transfers are subject to restrictions and require the proper authorization from us. We will make withdrawals from the Fixed Account or Guarantee Periods as of the Valuation Date following the date we receive your written or telephone withdrawal request.

In the case of withdrawals from a Subaccount, we will redeem the necessary number of Accumulation Units to achieve the requested dollar amount and then reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request. We will pay the amount within seven calendar days after we receive the request, except as provided below.

If the withdrawal is to be made from a Subaccount, we may suspend the right of withdrawal, or delay payment beyond seven calendar days;

         . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

         . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

         . for such other periods as the SEC by order may permit for the protection of Owners.

We may defer the payment of a withdrawal from the Fixed Account or Guarantee Periods, for the period permitted by law. This can never be more than six months after we receive your written or telephone request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Fixed Account Contract Value and/or each Guarantee Period Value.

A participant in the Texas Optional Retirement System ("ORP") must obtain a certificate of termination from the participant's employer before the Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures.

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

Withdrawals will reduce the Optional Enhanced Death Benefit ("OEDB") in the proportion that the withdrawal bears to the Contract Value. For example, if the OEDB is $100,000 and the Contract Value is $80,000, and a withdrawal of $20,000 is taken, the OEDB is then reduced to $75,000 as shown below.

         .    $20,000/$80,000 = 25% ratio of withdrawal to Contract Value;
         .    $100,000 x 25% = $25,000 of OEDB reduction;

         .    $100,000 OEDB - $25,000 = $75,000 remaining OEDB


11. Systematic Withdrawal Plan.

We offer a Systematic Withdrawal Plan ("SWP") allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw a selected amount, or amounts based on your life expectancy, from the Fixed Account, or from any of the Subaccounts or Guarantee Periods on a monthly, quarterly, semi-annual or annual basis. You may select the day of the month on which the withdrawals will occur, other than the 29th, 30th, or 31st of the month. The SWP is available when you request a minimum $100 periodic payment. A Market Value Adjustment applies to any withdrawals under the SWP from a Guarantee Period, unless effected within 30 days after that Guarantee Period ends. SWP withdrawals from the Fixed Account are not available in the first Contract Year and are limited to the amount not subject to withdrawal charges. If the amounts distributed under the SWP from the Subaccounts or Guarantee Periods exceed the partial free withdrawal amount, the withdrawal charge is applied on any amounts exceeding the partial free withdrawal amount. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give 30 days notice if we amend the SWP, and you may terminate the SWP at any time.

12. Contract Loans.

Loans will not be available for Contracts issued as Non-Qualified Plan
Contracts.

Qualified Plans under 401(a) and 403(b)

Loans are available for Contracts issued under Sections 401(a) or 403(b) of the Code and may be taken any time prior to the Annuity Date. The loan rules may differ depending on whether the qualified plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The minimum loan amount is $1,000. An Owner may not have more than 4 loans per Contract at any one time. Loans are issued for five-year terms unless used for the purchase of a principal residence in which case the term may be for 10, 15 or 20 years. Once an Owner has defaulted on a single loan, no further loans will be permitted until the Owner has repaid all existing loans.

If the current Contract Value is greater than or equal to $20,000 or the Contract is part of an ERISA qualified plan, the maximum loan permitted under the Contract is the lesser of:

         .    50% of the vested Contract Value minus the current loan balance;
              or

         . $50,000 minus the highest loan balance outstanding during the prior 12 months.

Loans in the prior 12 months from other employer sponsored retirements plan may count against the $50,000 limit and consequently reduce the maximum loan available through your Contract.

If the current Contract Value is less than $20,000 and is not part of an ERISA qualified plan, the maximum loan permitted under the Contract is the lesser of:

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

         .    $10,000;

         . 80% of the Contract Value minus the current loan balance and remaining withdrawal charges; or

         . $50,000 minus the highest loan balance outstanding during the prior 12 months.

For non-ERISA loans under Section 403(b), the loan interest rate is 5.5% per year. For loans issued under ERISA qualified plans, the loan interest rate will vary based on current rates. Interest that is not paid when due is added to the loan and bears interest at the same rate as the loan. Fixed Account Contract Value equal to the loan will be assigned as security when the loan is made. Any additional Fixed Account Contract Value required as security over the existing value will be obtained by transfer from the Separate Account. While the loan is outstanding, the portion of the Fixed Account Contract Value that equals the Debt will earn interest at a rate 2.5% less than the loan rate.

Loans must be repaid in substantially equal quarterly payments within 5 years. Loans used to purchase your principal residence may be repaid over 10, 15, or 20 years.

If a loan payment is not made when due, interest will continue to accrue. On
Section 403(b) Qualified Plan Contracts, to the extent permitted by law, the amount of the defaulted payment plus accrued interest will be deducted from the Contract and paid to us. Any loan payment which is not made when due, plus interest, is treated as a distribution of the entire outstanding loan balance and may be taxable to the borrower, and may be subject to early withdrawal tax penalty.

If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. Any loans made under a Contract will be subject to Code requirements, our administrative procedures as reflected under our loan agreements, and, if applicable, ERISA.

13.  Market Value Adjustment.

The Market Value Adjustment formula stated below is applicable for both an upward or downward adjustment to a Guarantee Period Value when, prior to the end of a Guarantee Period, that value is:

         .    taken as a total or partial withdrawal;

         .    applied to purchase an Annuity Option; or

         . transferred to another Guarantee Period, the Fixed Account or a Subaccount.

However, a Market Value Adjustment will not be applied to any Guarantee Period Value transaction effected within 30 days after the end of the applicable Guarantee Period or during the free look period. The Market Value Adjustment applies before the deduction of any withdrawal charges and before deduction of a Value Credit from Contract Value.

The Market Value Adjustment reflects the relationship between:

         . the currently established interest rate reduced by the cost of any optional rider elected by the Owner ("Current Interest Rate") for a Guarantee Period equal to the remaining length of the Guarantee Period, rounded to the next higher number of complete years, and

         . the Guaranteed Interest Rate applicable to the amount being withdrawn.

Generally, if the Guaranteed Interest Rate is the same or lower than the applicable Current Interest Rate, the Market Value Adjustment reduces Market Adjusted Value and results in a lower payment. Thus, if interest rates increase, the withdrawal could be less than the original Purchase Payment or the original amount allocated to a Guarantee Period. Conversely, if the Guaranteed Interest Rate is higher than the applicable Current Interest Rate, the Market Value Adjustment increases Market Adjusted Value and results in a higher payment.

The Market Value Adjustment (MVA) uses this formula:

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

         MVA = Guarantee Period Value x {[(1+I)/(1+J)] t/365 - 1}

         Where:

         I is the Guaranteed Interest Rate being credited to the Guarantee Period Value (GPV) subject to the Market Value Adjustment;

         J is the current interest rate declared by us as of the effective date of the application of the Market Value Adjustment for current allocations to a Guarantee Period the length of which is equal to the balance of the Guarantee Period for the Guarantee Period Value subject to the Market Value Adjustment, rounded to the next lower number of complete years, reduced by the cost of any optional rider elected by the Owner; and

         t is the number of days remaining in the Guarantee Period.

An illustration showing an upward and a downward adjustment is provided in Appendix B to this Prospectus.

14.      Death Benefits

Standard Death Benefit

If you have not elected an Optional Enhanced Death Benefit rider and you die during the Accumulation Period, we will pay to the Beneficiary the greater of the following, less Debt:

          .   the Contract Value plus any positive Market Value Adjustment, and

          . the total amount of Purchase Payments less previous Purchase Payments withdrawn and withdrawal charges as of the date of death.

Optional Enhanced Death Benefit Riders

There are two Optional Enhanced Death Benefit ("OEDB") riders available under the Contract. We may discontinue the offering of the OEDB riders at any time. The OEDB riders may not be available in all states.

The investment options under the Contract are categorized as "Class 1 Accumulation Options" or "Class 2 Accumulation Options" solely for purposes of calculating the benefits and charges attributable to the OEDB. The Class 1 Accumulation Options are the Fixed Account, the Guarantee Periods and the Money Market Subaccount. All other options are Class 2 Accumulation Options.

You may elect an OEDB rider only on the initial Contract application. You cannot elect an OEDB riders after the date we issue the Contract.

If you elect an OEDB rider, the death benefit will be based on the option you selected.

OEDB Option 1
-------------

OEDB Option 1 may be elected only if the oldest Owner is age 75 or younger at the time of issue. The current charge for OEDB Option 1 is 0.20% of applicable Contract Value (See "Contract Charges and Expenses").

If you elect OEDB Option 1, the death benefit will be equal to the greatest of the following, less Debt:

         (1) Contract Value plus any positive Market Value Adjustment;

         (2) the total amount of Purchase Payments less previous Purchase Payments withdrawn and withdrawal charges as of the date of death; and

         (3) the Step-up death benefit, described below.

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

OEDB Option 2
-------------

OEDB Option 2 may be elected only if the oldest Owner is age 70 or younger at the time of issue. The current charge for OEDB Option 2 is 0.35% of applicable Contract Value (See "Contract Charges and Expenses").

If you elect OEDB Option 2, the death benefit will be equal to the greatest of the following, less Debt:

          (1)  Contract Value plus any positive Market Value Adjustment;

          (2) the total amount of Purchase Payments, less previous Purchase Payments withdrawn and withdrawal charges;

          (3)  The Step-up death benefit, described below; and

          (4)  The Roll-up death benefit, described below.


The Step-up death benefit for the Contract is equal to the greatest of:

     . the Contract Value on each Contract Anniversary preceding the earlier of the 81st birthday of the oldest Owner or date of death,
     .    increased by Purchase Payments made since such Contract Anniversary,
     . decreased by any adjustments for withdrawals and withdrawal charges, and
     . adjusted for allocations to Class 1 Accumulation Options, described below.

The Roll-up death benefit is equal to:

     .    the total amount of Purchase Payments,
     .    minus any adjustment for withdrawals and withdrawal charges,
     . accumulated at 5.00% per year (not to exceed two times the value of Purchase Payments that have not been previously withdrawn), to the earlier of the 80th birthday of the oldest Owner or the date of death,
     . increased by Purchase Payments made from the 80th birthday of the oldest Owner to the date of death,
     . decreased by any adjustment for withdrawals and withdrawal charges from the 80th birthday of the oldest Owner to the date of death; and
     . adjusted for allocations to Class 1 Accumulation Options, described below.

Adjustments for Withdrawals and Withdrawal Charges

Withdrawals and withdrawal charges will reduce the Step-up and Roll-up death benefits on a pro rata basis. The adjustment for a withdrawal is equal to the value of the death benefit alternative immediately prior to the withdrawal multiplied by (a) divided by (b) where:

               (a)  is the withdrawal plus any withdrawal charges , and

               (b)  is the Contract Value, prior to the withdrawal.

Adjustments for Allocations to Class 1 Accumulation Options

Certain investment options under the Contract are designated "Class 1 Accumulation Options". Currently, the Class 1 Accumulation Options are the Fixed Account, the Guarantee Periods and the Money Market Subaccounts. We may add or delete Class 1 Accumulation Options. All other investment options are "Class 2 Accumulation Options".

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

If you have allocated any portion of your Cash Value to a Class 1 Accumulation Option at any time, it will affect the amount of your death benefit as follows:

(1) For purposes of calculating the Step-up death benefit, amounts allocated to Class 1 Accumulation Options are not taken into account when the Contract Value for each Anniversary Date is determined. The Contract Value attributable to Class 1 Accumulation Options on the applicable Anniversary Date, adjusted for prior transfers and withdrawals, will be added to the Step-up death benefit after it is otherwise determined.

(2) For purposes of calculating the Roll-up death benefit, amounts allocated to the Class 1 Accumulation Options are not accumulated at 5.00% interest.

(3) If transfers are made between Class 1 and Class 2 Accumulation Options, adjustments will be made to the death benefits attributable to each class to reflect the period of time that allocations were held in the respective classes.

The above information regarding the OEDB is a summary of the provisions contained in the rider to your Contract that will be issued if you elect an OEDB. You should consult the rider for additional details. The provisions of the rider are controlling.

If the Owner is a non-natural person, the OEDB will be based on the age of the oldest Annuitant.

The applicable death benefit will be paid to the designated Beneficiary upon the death of the Owner during the Accumulation Period. Upon the death of a joint Owner during the Accumulation Period, a death benefit will be paid to the surviving joint Owner.

If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant. We will pay the death benefit to the Beneficiary after we receive due proof of death. We will then have no further obligation under this Contract.

We compute the applicable death benefit at the end of the Valuation Period following our receipt of due proof of death and the return of the Contract. The proof may be a certified death certificate or any other written proof satisfactory to us.

The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal tax regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death.

If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by federal regulations.

If this Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of this Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of this Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. The Contract Value will be adjusted to equal the death benefit amount otherwise payable, subject to the following.

     . The Contract Value will be adjusted to equal the amount of the death benefit. The difference, if any, between the death benefit and the Contract Value one day prior to the date of continuance will be credited to the Scudder Money Market Subaccount #1. The successor Owner may subsequently transfer this amount from the Scudder Money Market Subaccount #1 to other investment options under the Contract.

     . Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if: (1) this Contract was issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that

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

          amount. The Step-up death benefit will be based upon anniversary values on or after the date of continuance.

     . Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.

     .    Any OEDB rider in effect will terminate as of the date of your death.

     . Your surviving spouse may elect any OEDB rider then offered by us. All such riders will be subject to the terms and conditions then in effect at the time of continuance, and all charges and benefits will be calculated as if the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

     . Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue this Contract upon the death of the surviving spouse Beneficiary.

                          CONTRACT CHARGES AND EXPENSES

We deduct the following charges and expenses:

     .    mortality and expense risk charge,

     .    administrative charge ,

     .    records maintenance charge,

     .    withdrawal charge,

     .    Optional Enhanced Death Benefit charge, if elected, and

     .    Commutation charge, if applicable.

Subject to certain expense limitations, you indirectly bear investment management fees and other Portfolio expenses. For Purchase Payments allocated to the Fixed Account or any Guarantee Periods, the applicable credited rates will be reduced to reflect any applicable asset-based charges.

1. Mortality and Expense Risk Charge.

We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.55% per year. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

The mortality risk we assume arises from two contractual obligations. First, if you die before the Annuity Date, we may, in some cases, pay more than Contract Value. (See "Death Benefits" above.) Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies.

We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the records maintenance charge or the administrative cost portion of the daily asset charge.

2. Administrative Charge.

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

We assess each Subaccount a daily asset charge for administrative costs at a rate of 0.15% per year. This charge reimburses us for expenses incurred for administering the Contracts. These expenses include processing Owner inquiries, changes in allocations, Owner reports, Contract maintenance costs, and data processing costs. The Administrative Charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular Contract.

3. Records Maintenance Charge.

We deduct an annual records maintenance charge of $30 during the Accumulation Period. The charge is assessed:

     .    at the end of each Contract Year, and

     .    upon total withdrawal of the Contract.

However, we do not deduct the records maintenance charge for Contracts with a Contract Value of at least $50,000 on the Contract Anniversary or at the time of total withdrawal. We will waive the Market Value Adjustment (positive or negative) on any portion of the $30 charge assessed to the Guarantee Periods.

This charge reimburses us for the expenses of establishing and maintaining Contract records. The record maintenance charge is prorated among all investment options in which you have an interest.

4. Withdrawal Charge.

We do not deduct a sales charge from any Purchase Payment. However, we charge the withdrawal charge on certain surrenders, partial withdrawals, and annuitizations. The withdrawal charge (a contingent deferred sales charge) covers Contract sales expenses, including commissions and other promotional and acquisition expenses. Currently, we anticipate withdrawal charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets, including proceeds from other Contract charges.

In calculating the withdrawal charge, we treat withdrawals as coming from the oldest Purchase Payments first (i.e., first-in, first-out) and then from earnings, if any. We will charge all amounts withdrawn and any applicable withdrawal charge against Purchase Payments in the chronological order in which we received them beginning with the initial Purchase Payment.

Each Contract Year, you may make a withdrawal from the Contract without incurring a withdrawal charge up to the total of:

     .    Remaining Purchase Payments no longer subject to a withdrawal charge;
          and

     . 10% of remaining Purchase Payments that are subject to withdrawal charges.

Remaining Purchase Payments are those Purchase Payments that have not been previously withdrawn from the Contract.

If you withdraw a larger amount, the excess Purchase Payments withdrawn are subject to a withdrawal charge, as follows:


               Years Elapsed Since
               -------------------
               Purchase Payment Received               Withdrawal Charge
               --------------------------              -------------------
               Less than one.........................           7.0%
               One but less than two.................           6.0%
               Two but less than three...............           5.0%
               Three but less than four..............           4.0%

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

               Four and thereafter.....................       0.0%

For purposes of the above schedule, a year will elapse on the last day of the Contract Year in which the Purchase Payment was received and on the last day of each subsequent Contract Year.

After you have withdrawn all Purchase Payments, any remaining earnings may be withdrawn without incurring a withdrawal charge.

For purposes of calculating withdrawal charges, we assume that amounts are withdrawn in the following order:

     (1)  Purchase Payments no longer subject to a withdrawal charge,
     (2)  The 10% free withdrawal amount,
     (3) Purchase Payments in the chronological order in which they were received, and
     (4)  Earnings.

When a withdrawal is requested, you receive a check in the amount requested. If a withdrawal charge applies, Contract Value is reduced by the withdrawal charge, plus the dollar amount sent to you.

As the withdrawal charges schedule is based on the year in which each Purchase Payment is made, you may be subject to a withdrawal charge, even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawal During Accumulation Period.")

Subject to certain exceptions and state approvals, withdrawal charges are not assessed on withdrawals:

     . after you have been confined in a skilled health care facility for at least 45 consecutive days and you remain confined at the time of the request;

     . within 45 days following your discharge from a skilled health care facility after a confinement of at least 45 days; or

     . if you become disabled after the Contract is issued and before age sixty-five (65).

According to the Social Security Administration, the following is the definition for "disability."

     "Inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months."

Restrictions and provisions related to the nursing care or disability waivers are described in the Contract endorsements.

The withdrawal charge also applies at annuitization to amounts attributable to Purchase Payments in their fourth year or earlier. No withdrawal charge applies upon annuitization if you select Annuity Options 2, 3, 4, or 5, or if payments under Annuity Option 1 are scheduled to continue for at least ten years. See "The Annuity Period-Annuity Options" for a discussion of the Annuity Options available.

We reserve the right to reduce or waive the withdrawal charge. See "9. Exceptions", below.

5. Optional Enhanced Death Benefit Charge

The annual charge for the Optional Enhanced Death Benefit is .20% of Contract Value if you elect Option 1 and .35% of Contract Value if you elect Option 2. The Optional Enhanced Death Benefit charge does not apply to Class 1 Accumulation Options. Currently, the Class 1 Accumulation Options are the Fixed Account, the Guarantee Periods and the Scudder Money Market Subaccounts.

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6. Commutation Charge.

The Commutation charge equals the difference between the present value of any remaining payments in a certain period (as of the date of calculation) calculated using:

     A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

     B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

The Commutation Charge applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those Options. The Commutation Charge reflects the use of a higher interest rate to determine the commutation amount than the interest rate used to determine the initial annuity payment.

7. Investment Management Fees and Other Expenses.

Each Portfolio's net asset value reflects the deduction of investment management fees and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the attached prospectuses for the Portfolios and the Funds' Statements of Additional Information.

8. State Premium Taxes.

Certain state and local governments impose a premium tax ranging from 0% to 3.5% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:
     .    Purchase Payments when we receive them,
     .    Contract Value upon total withdrawal, or
     .    Contract Value upon annuitization.

In no event will an amount be deducted for premium taxes before we have incurred a tax liability under applicable state law. See "Appendix B--State Premium Tax Chart" in the Statement of Additional Information.

9. Exceptions.

We may decrease the mortality and expense risk charge, the administration charge, and the records maintenance charge without notice. However, we guarantee that we will not increase the charges above the amounts listed on your Contract schedule. We bear the risk that those charges will not cover our costs. On the other hand, should such charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.

We may also reduce or waive fees and charges, including but not limited to, the records maintenance charge, the withdrawal charge, mortality and expense risk charge and administrative charge, for certain sales that may result in cost savings, such as those where we incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedure. We may also reduce or waive fees and charges and/or credit additional amounts on Contracts issued to:

     . employees and registered representatives (and their families) of broker-dealers (or their affiliated financial institutions) that have entered into selling group agreements or distribution agreements with Investors Brokerage Services, Inc. ("IBS"); and

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     .    officers, directors and employees (and their families) of KILICO and
          Scudder Variable Series I and II investment advisers and principal underwriters or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons.

Reductions in these fees and charges will not unfairly discriminate against any Owner.

                               THE ANNUITY PERIOD

Annuity payments to you or your designated payee begin on the Annuity Date under the selected Annuity Option. The Annuity Date must at least two years from the Date of Issue and must be prior to the later of the youngest original Annuitant's 91st birthday (if the Contract is part of a Charitable Remainder Trust, the Annuitant's 100th birthday) or ten years from the Date of Issue. Annuitization may be delayed beyond the Annuity Date if we are making systematic withdrawals based on your life expectancy. In this case, annuitization begins when life expectancy withdrawals are stopped. You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date.

1. Election of an Annuity Option.

Contracts may be annuitized under one of several Annuity Options. We must receive an election of an Annuity Option in writing. You may make an election on or before the Annuity Date. The Beneficiary, subject to the terms of the death benefit provision, may elect to have the death benefit remain with us under one of the Annuity Options. An election may be revoked by a subsequent change of Beneficiary or an assignment of the Contract unless the assignment provides otherwise. Once elected, an Annuity Option cannot be changed after the first annuity payment is made.

If an Annuity Option is not elected by the Annuity Date, an annuity will be paid for a certain period of ten years and for as long thereafter as the Annuitant (or joint Annuitant) is alive.

You may elect annuity payments to be made as a Fixed Annuity or Variable Annuity or a combination. We must receive your election at least seven days prior to the Annuity Date. If we do not receive an election from you, annuity payments will be made as a Fixed Annuity. Allocations will not be changed thereafter, except as permitted in the "Transfers During the Annuity Period" provision of the Contract. The MVA Option is not available during the Annuity Period.

2. Annuity Payments.

Payments for all Annuity Options are derived from the applicable tables. Current annuity rates will be used if they produce greater payments than those quoted in the Contract. The "Age" in the tables represents the age of the Annuitant on the last birthday before the first annuity payment is due.

The guaranteed monthly payments are based on an interest rate of 2.5% per year, and where mortality is involved, the 2000 individual annuity mortality table developed by the Society of Actuaries, projected using Scale G to the Year 2015. We may also make available Variable Annuity payment options based on assumed rates other than 2.5%.

The Annuity Option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

The amount of periodic annuity payments may depend upon:

     .    the Annuity Option selected;

     .    the age and sex of the Annuitant; and

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

     .    the investment experience of the selected Subaccount(s).

The age of the Annuitant influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments because females live longer than males, resulting in smaller payments for females, than males of the same age.

Annuity payments are made to the Owner or to the person designated in writing by the Owner to receive payment.

3. Annuity Options.

You may elect one of the following Annuity Options.

Annuity Option 1--Fixed Installment Annuity.

Option 1 provides that we will make monthly annuity payments for a certain period of 10 years . Annuity Option 2--Life Annuity.

Option 2 provides that we will make monthly annuity payments over the lifetime of the Annuitant.

Annuity Option 3--Life Annuity with Installments Guaranteed.

Option 3 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetime of the Annuitant.

Annuity Option 4--Joint and Survivor Annuity.

Option 4 provides that we will pay the full monthly annuity payment over the lifetimes of both Annuitants. Upon the death of either Annuitant, we will continue to pay over the lifetime of the surviving Annuitant a percentage of the original monthly annuity payment. The percentage payable after the death of the first Annuitant must be selected at the time the Annuity Option is chosen. The percentages available to the surviving Annuitant are 50%, 662/3%, 75% and 100%.

Annuity Option 5--Joint and Survivor Life Annuity with Installments Guaranteed

Option 5 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetime of the Annuitants.

Other Annuity Options--We may make other Annuity Options available.

A supplementary agreement will be issued to reflect payments that will be made under an Annuity Option. Interest under an Annuity Option will start to accrue on the effective date of the supplementary agreement.

4. Transfers and Conversions During the Annuity Period.

During the Annuity Period, you may elect to make the following transfers and conversions. Any election must be in writing in a form satisfactory to us. We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer and conversion privileges.

Transfers Between Subaccounts

A transfer may be made from one Subaccount to another Subaccount , subject to the following limitations.

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     .    Transfers to a Subaccount are prohibited during the first year of the
          Annuity Period, and subsequent transfers are limited to one per year.

     .    You may not have more than three Subaccounts after the transfer.

     . The amount transferred must equal at least $5,000 of Annuity Unit value and at least $5,000 of Annuity Unit value must remain in the account from which the transfer is made, unless the transfer will eliminate the account.

     . If we receive notice of transfer to a Subaccount more than seven days before an annuity payment date, the transfer is effective during the Valuation Period after the date we receive the notice.

     . If we receive notice of transfer to a Subaccount seven or lessdays before an annuity payment date, the transfer is effective during the Valuation Period after the annuity payment date.

When a transfer is made between Subaccounts, the number of Annuity Units per annuity payment attributable to a Subaccount to which the transfer is made is equal to a. multiplied by b. divided by c. where:

     a. is the number of Annuity Units per annuity payment in the Subaccount from which the transfer is being made;

     b. is the Annuity Unit value for the Subaccount from which the transfer is being made; and

     c. is the Annuity Unit value for the Subaccount to which the transfer is being made.


Conversions From a Fixed Annuity Payment

You may convert Fixed Annuity payments to Variable Annuity payments subject to the following:

     . At least $30,000 of annuity reserve value must be transferred from our General Account unless the transfer will eliminate the full amount of the annuity reserve value;

     . At least $30,000 of annuity reserve value must remain in our General Account after a transfer unless the transfer will eliminate the annuity reserve value;

     . Conversions from a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

     .    We must receive notice at least thirty days prior to the anniversary.

When a conversion is made from Fixed Annuity payments to Variable Annuity payments the number of Annuity Units per annuity payment attributable to a Subaccount to which the conversion is made is equal to a. divided by b. divided by c. where:

     a.   is the annuity reserve being transferred from our General Account;

     b. is the Annuity Unit value for the Subaccount to which transfer is being made; and

     c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

Conversions to a Fixed Annuity Payment

You may convert Variable Annuity payments to Fixed Annuity payments subject to the following:

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
     . Conversions to a Fixed Annuity Payment will be applied under the same Annuity Option as originally selected;

     . At least $30,000 of Annuity Unit value must be transferred to our General Account from the Subaccounts;

     . At least $5,000 of Annuity Unit value must remain in a Subaccount after a transfer unless the transfer will eliminate your interest in the Subaccount;

     . Conversions to a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

     .    We must receive notice at least thirty days prior to the anniversary.

When a conversion is made from a Variable Annuity payment to a Fixed Annuity payment , the number of Annuity Units per payment attributable to a Subaccount from which the conversion is made is the product of a. multiplied by b. multiplied by c. where:

     a. is the number of Annuity Units representing the interest in such Subaccount per annuity payment;

     b.   is the Annuity Unit value for such Subaccount ; and

     c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

5. Annuity Unit Value.

The Annuity Unit value for each Subaccount is determined at the end of a Valuation Period by multiplying the result of a. times b. by c. where:

     a.   is the Annuity Unit value for the immediately preceding Valuation
          Period;

     b. is the investment experience factor for the Valuation Period for which the Annuity Unit value is being calculated; and

     c. is the interest factor of .99993235 per calendar day of the subsequent Valuation Period to offset the effect of the assumed rate of 2.5% per year used in the Annuity Option Table. We may also make available Annuity Options based on assumed investment rates other than 2.5%.

6. First Periodic Payment Under a Variable Annuity.

To determine the first payment under a Variable Annuity, the Separate Account Contract Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first annuity payment is due, is first reduced by any applicable:

     .    withdrawal charge,
     .    records maintenance charge, and
     .    any premium taxes that apply.

The remaining value will then be used to determine the first monthly annuity payment which is based on the guaranteed annuity option shown in the Annuity Option Table in your Contract. You may elect any option available.

7. Subsequent Periodic Payments Under a Variable Annuity.

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The dollar amount of subsequent annuity payments may increase or decrease depending on the investment experience of each Subaccount. The number of Annuity Units per annuity payment will remain fixed for each Subaccount unless a transfer is made in which case, the number of Annuity Units per annuity payment will change.

The number of Annuity Units for each Subaccount is calculated by dividing a. by
b. where:

     a. is the amount of the monthly payment that can be attributed to that Subaccount; and

     b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

After the first annuity payment, subsequent monthly annuity payments are calculated by summing up, for each Subaccount, the product of a. times b. where:

     a.   is the number of Annuity Units per annuity payment in each Subaccount;
          and

     b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

After the first annuity payment, we guarantee that the dollar amount of each subsequent annuity payment will not be adversely affected by changes in mortality experience or actual expenses from the mortality and expense assumptions on which we based the first payment.

8. Periodic Payments Under a Fixed Annuity.

To determine payments under a Fixed Annuity, the Fixed Account Contract Value plus the Accumulated Guarantee Period Values adjusted for any applicable Market Value Adjustment, on the first day preceding the date on which the first annuity payment is due, is first reduced by any withdrawal charge, records maintenance charge and premium taxes that apply. The remaining value will then be used to determine the Fixed Annuity monthly payment in accordance with the Annuity Option selected.

9. Death of Annuitant or Owner.

If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.

For a Fixed Annuity Option the applicable interest rate is the greater of:

     a.   the ten year Treasury constant maturity plus 3%; and

     b.   the rate used to determine the initial payment plus 2%.

For a Variable Annuity Option the applicable interest rate is the assumed investment rate plus 2%.

The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.

If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

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

Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

          . If the Owner was the sole owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

          . If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.

10.  Protection of Benefits.

Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

11.  Age, Gender and Survival.

We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.

If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

12.  Commutable Annuitization Option

For annuitizations under Fixed or Variable Annuity Options 1, 3 or 5, the Owner may elect a commutable annuitization option. Variable Annuity Option 1 is always commutable. As to other Annuity Options, you may choose to receive a lump sum payment during the certain period. Lump sum payments are available beginning 13 months after the Annuity Date and may be elected once each year.

If your Contract was issued under a Qualified Plan, you may withdraw all or a portion of the present value of the remaining payments during the certain period. If your Contract was not issued under a Qualified Plan, over the life of the Contract you may withdraw up to 75% of the present value of the remaining payments in the certain period. We apply this limit as follows: each time you withdraw a lump sum payment, we will calculate the percentage that amount represents of the present value of the remaining payments in the certain period; you may not withdraw an additional lump sum payment if the sum of those percentages over the life of the Contract would exceed 75%.

If you take a partial lump sum payment, the remaining payments during the certain period will be reduced based on the ratio of the amount of the lump sum to the present value of the remaining payments in the certain period prior to the withdrawal. Under Options 3 and 5, if the Annuitant is living after the period certain ends, payments will resume without regard to any lump sum payment made during the certain period.

In determining the amount of the lump sum payment that is available, the present value of the remaining payments in the certain period will be calculated based on the applicable interest rate. For a Fixed Annuity Option, the applicable interest rate is the greater of:

          a.   the ten year treasury constant maturity plus 3%; and

          b    the rate used to determine the initial annuity payment plus 2%.

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For a Variable Annuity Option, the applicable interest rate is the assumed interest rate plus 2%.

The amount of each payment for purposes of determining the present value of any variable installments will be the payment next scheduled after the request for commutation is received.

                              FEDERAL INCOME TAXES

A. INTRODUCTION

This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.

B. OUR TAX STATUS

We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes prior to or on the Annuity Date.

C. TAXATION OF ANNUITIES IN GENERAL

1. Tax Deferral During Accumulation Period.

Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Plan Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

          .    the Contract must be owned by an individual,

          .    Separate Account investments must be "adequately diversified",

          . we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

          . annuity payments must appropriately amortize Purchase Payments and Contract earnings.

Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons," such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

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Additional exceptions to this rule include:

          .    contracts acquired by a decedent's estate,

          .    certain Qualified Plan Contracts,

          .    certain contracts used with structured settlement agreements, and

          . certain contracts purchased with a single premium when the annuity starting date is no later than a year from contract purchase and substantially equal periodic payments are made at least annually.

Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the Contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the Contract Value and the Purchase Payments.

Although we do not control Fund investments, we expect that each Portfolio of the Funds will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. Then, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.

We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However, there is no assurance that our efforts would be successful.

Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when the Annuitant is older than age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2. Taxation of Partial and Full Withdrawals.

Partial or full withdrawals from a Non-Qualified Plan Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract." This amount is referred to as the "income on the contract." Investment in the contract equals the total of Purchase Payments minus amounts previously received from the Contract that were not includible in your income. Credits we make to your Contract in connection with Market Value Adjustments are not part of your investment in your Contract (and thus, for tax purposes, are treated in the same way as investment gains).

Any assignment or pledge of, or agreement to assign or pledge, Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to that assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

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The Contract's death benefit may exceed Purchase Payments or Contract Value. As described in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion) could be treated as a partial withdrawal.

There is some uncertainty regarding the treatment of the market value adjustment for purposes of determining the income on the contract. This uncertainty could result in the income on the contract being a greater (or lesser) amount.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3. Taxation of Annuity Payments.

Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any certain period or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any certain period or refund feature, to the expected value of the fixed annuity payments.

Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the Annuitant in the last taxable year.

The Owner may elect to receive a lump sum payment after the Annuity Date. In the case of a Non-Qualified Plan Contract, we will treat a portion of such a lump sum payment as includible in income, and will determine the taxable portion of subsequent periodic payments by applying an exclusion ratio to the periodic payments. However, the federal income tax treatment of such a lump sum payment, and of the periodic payments made thereafter, is uncertain. It is possible the IRS could take a position that greater amounts are includible in income than we currently believe is the case. Prior to electing a lump sum payment after the Annuity Date, you should consult a tax adviser about the tax implications of making such an election.

4. Taxation of Death Benefits.

Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income and:

          .    if distributed in a lump sum are taxed like a full withdrawal, or

          . if distributed under an annuity option are taxed like annuity payments.

After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income and:

          . if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the contract, or

          . if distributed in accordance with the selected annuity option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

Thereafter, all annuity payments are fully includible in income.

5. Penalty Tax on Premature Distributions.

A 10% penalty tax applies to a taxable payment from a Non-Qualified Plan Contract unless:

          .    received on or after you reach age 591/2,

          .    attributable to your disability,

          . made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

          . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated Beneficiary (within the meaning of the tax law),

          . made under a Contract purchased with a single premium when the annuity starting date is no later than a year from Contract purchase and substantially equal periodic payments are made at least annually, or

          . made with annuities used with certain structured settlement agreements.

6. Aggregation of Contracts.

The taxable amount of an annuity payment or withdrawal from a Non-Qualified Plan Contract may be determined by combining some or all of the Non-Qualified Plan Contracts owned by an individual. For example, if a person purchases a Contract and also purchases an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons.

For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS

The Contracts are also available for use as Qualified Plan Contracts. Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Plan Contracts. We make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Plan Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Plan Contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (Owners should always consult their tax advisers and retirement plan fiduciaries prior to exercising their loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans. If this Contract is used with a Qualified Plan, the Owner and Annuitant generally are the same individual. The Owner may also designate a Joint Annuitant who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. However, a Joint Annuitant may not be elected under a Qualified Plan. If a Joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a Joint Annuitant is named who is not the Annuitant's spouse, the annuity options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any Guarantee Period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

Qualified Plan Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities ("IRAs"), distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan.

If you elect to receive a lump sum payment of a portion of the annuity income payments, it is possible that the remaining annuity income payments will not satisfy the minimum distribution requirements. You should consult a tax adviser about the implications under the minimum distribution requirements of taking a lump sum payment.

A 10% penalty tax may apply to the taxable amount of payments from Qualified Plan Contracts. For Individual Retirement Annuities, the penalty tax does not apply, for example, to a payment:

          .    received after you reach age 55 and have separated from service,

          .    received after you reach age 591/2,

          .    received after your death or because of your disability, or

          . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

Qualified Plan Contracts are amended to conform to plan requirements. However, you, are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1. Qualified Plan Types.

We may issue Contracts for the following types of Qualified Plans.

Individual Retirement Annuities. The Code permits eligible individuals to contribute to an IRA. IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund an "Education IRA."

IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid or the account value. The Contract provides a death benefit that in some circumstances may exceed the greater of the purchase payments and the account value. It is possible that the Contract's death benefit could be viewed as providing life insurance with the result that the Contract would not qualify as an IRA.

Simplified Employee Pensions (SEP IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the characterization of the Contract's death benefit for purposes of the rules governing IRAs, and thus as to whether the Contract will qualify as a SEP IRA.

SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the characterization of the Contract's death benefit for purposes of the rules governing IRAs, and thus as to whether the Contract will qualify as a SIMPLE IRA. Employers and employees intending to use the Contract in connection with such plans should consult a tax adviser.

Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain other respects including:

         .     Roth IRA contributions are never deductible,

         . "qualified distributions" from a Roth IRA are excludable from income,

         .     mandatory distribution rules do not apply before death,

         . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

         .     special eligibility requirements apply, and

         . contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. An individual may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

Any "qualified distribution," as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer.

As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the characterization of the Contract's death benefit for purposes of the rules governing IRAs, and thus as to whether the Contract will qualify as a Roth IRA.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. The Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from taxable gross income. These annuity contracts are commonly referred to as "tax-sheltered annuities." If you purchase a Contract for such purposes, you should seek competent advice regarding eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

Tax-sheltered annuity contracts must contain restrictions on withdrawals of

         . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

         .     earnings on those contributions, and

         . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

These amounts can be paid only if you have reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. Direct Rollovers.

If the Contract is used in connection with a retirement plan that is qualified under sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as

         . minimum distributions required under section 401(a)(9) of the Code, and

         . certain distributions for life, life expectancy, or for ten years or more which are part of a "series of substantially equal periodic payments."

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

E. FEDERAL INCOME TAX WITHHOLDING

We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

                            DISTRIBUTION OF CONTRACTS

The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are not expected to exceed 6.25% of Purchase Payments. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:

         Investors Brokerage Services, Inc.
         1600 McConnor Parkway
         Schaumburg, Illinois 60196

IBS is our wholly-owned subsidiary. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different investment options.

                                  VOTING RIGHTS

Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

Owners have voting rights in a Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. During the Annuity Period, voting rights decrease as Annuity Units decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

After each calendar quarter, we send you a statement showing Purchase Payments received, amounts credited to each Subaccount, the Guarantee Periods and to the Fixed Account Option, investment experience, and charges made since the last report, as well as any other information required by statute. In addition, you receive written confirmation of financial transactions and credits when received. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.

You may direct inquiries to the selling agent or may call 1-800-621-5001 or write to Kemper Investors Life Insurance Company, Customer Service, 1600 McConnor Parkway, Schaumburg, Illinois 60196.

                                     EXPERTS

The consolidated financial statements of KILICO as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for the years ended December 31, 2001, 2000, and 1999 incorporated herein by reference from the Annual Report on Form 10-K of KILICO and from the Statement of Additional Information have been included therein in reliance upon the report of [___________], independent accountants, appearing therein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contract have been passed upon by Frank Julian, Senior Vice President and Associate General Counsel. Jorden Burt LLP, Washington, D.C., has advised us on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts.

                             SPECIAL CONSIDERATIONS

We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

                              AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and 500 West Madison, Suite 1400, Northwestern Atrium Center, Chicago, Illinois. Copies also can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

We have filed registration statements (the "Registration Statements") relating to the Contracts with the SEC under the Securities Act of 1933. This Prospectus has been filed as part of the Registration Statements and does not contain all of the information set forth in the Registration Statements. These Registration Statements contain further information about us and the Contracts. The Registration Statements may be inspected and copied, and copies can be obtained at prescribed rates, as mentioned above.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Financial Statements; Report of Independent Accountants; Financial Statements of the Separate Account; Report of Independent Accountants; Financial Statements of KILICO; Appendix A Table of Hypothetical Accumulation Unit Values and Performance Information; and Appendix B State Premium Tax Chart. Please read the Statement of Additional Information in conjunction with this Prospectus.

                              FINANCIAL STATEMENTS

The financial statements of KILICO and the Separate Account are set forth in the Statement of Additional Information. The financial statements of KILICO should be considered primarily as bearing on our ability to meet our obligations under the Contracts. The Contracts are not entitled to participate in our earnings, dividends or surplus.

                       ANNUAL REPORTS AND OTHER DOCUMENTS

KILICO's annual report on Form 10K for the year ended December 31, 2001 is incorporated herein by reference, which means that it is legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act of 1934 are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10K and Form 10Q electronically on the SEC's "EDGAR" system using the identifying number CIK No.0000353448. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You also can view these materials at
                       ------------------
the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of the SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at Kemper Investors Life Insurance Company, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801 or 1-800-621-5001.

APPENDIX A

                EXAMPLE OF GUARANTEED INTEREST RATE ACCUMULATION

      Purchase Payment:                        $     40,000
      Guarantee Period:                              5 Years
      Guaranteed Interest Rate:                      4.0% Effective Annual Rate

                                                  Interest Credited     Cumulative
Year                                                 During Year     Interest Credited
----                                                 -----------     -----------------
1 ............................................     $      1,600.00    $      1,600.00
2 ............................................            1,664.00           3,264.00
3 ............................................            1,730.56           4,994.56
4 ............................................            1,799.78           6,794.34
5 ............................................            1,871.77           8,666.11

Accumulated value at the end of 5 years is:

                        $40,000 + $8,666.11 = $48,666.11

Note: This example assumes that no withdrawals are made during the five-year period. If the Owner makes withdrawals or transfers during this period, Market Value Adjustments and withdrawal charges apply.

The hypothetical interest rate is not intended to predict future Guaranteed Interest Rates. Actual Guaranteed Interest Rates for any Guarantee Period may be more or less than those shown.

APPENDIX B

ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Purchase Payment:                                             $40,000
Guarantee Period:                                             5 Years
Guaranteed Interest Rate:                            5% Annual Effective Rate

The following examples illustrate how the Market Value Adjustment and the withdrawal charge may affect the values of a Contract upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the rate required to be used in the "Summary of Expenses." In these examples, the withdrawal occurs one year after the Date of Issue. The Market Value Adjustment operates in a similar manner for transfers. No withdrawal charge applies to transfers.

The Guarantee Period Value for this $40,000 Purchase Payment is $51,051.26 at the end of the five-year Guarantee Period. After one year, when the withdrawals occur in these examples, the Guarantee Period Value is $42,000.00. It is also assumed, for the purposes of these examples, that no prior partial withdrawals or transfers have occurred.

The Market Value Adjustment will be based on the rate we are then crediting (at the time of the withdrawal) on new Contracts with the same Guarantee Period as the time remaining in your Guarantee Period rounded to the next higher number of complete years. One year after the Purchase Payment there would have been four years remaining in your Guarantee Period. These examples also show the withdrawal charge (if any) which would be calculated separately after the Market Value Adjustment.

Example of a Downward Market Value Adjustment

A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased one year after the Purchase Payment and we are then crediting 6.5% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

                            -.0551589*        =       (1 + .05)  4
                                                      ---------
                                                     (1 + .065)       -1

The Market Value Adjustment is a reduction of $2,316.67 from the Guarantee Period Value:

                       - 2,316.67 = -.0551589 x 42,000.00

The Market Adjusted Value would be:

                       $39,683.33 = $42,000.00 - $2,316.67

A withdrawal charge of 6% would be assessed against the Market Adjusted Value in excess of the amount available as a free withdrawal. In this case, there are no prior withdrawals, so 10% of the Market Adjusted Value is not subject to a withdrawal charge. The withdrawal charge is thus:

                       $2,142.90 = $39,683.33 x .90 x .06

Thus, the amount payable on a full withdrawal would be:

                       $37,540.43 = $39,683.33 - $2,142.90

     .    Actual calculation utilizes 10 decimal places.

If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be 50% of that of the full withdrawal:

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

                       -$1,158.34 = -.0551589 x $21,000.00

The Market Adjusted Value would be:

                       $19,841.66 = $21,000.00 - $1,158.34

The withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                 $952.39 = ($19,841.46 - .10 x $39,683.33) x .06

         Thus, the amount payable on this partial withdrawal would be:

                        $18.889.07 = $19,841.46 -$952.39

Example of an Upward Market Value Adjustment

         An upward Market Value Adjustment results from a withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased one year later and we are then crediting 4% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

                                     +.0390198=       1 + .05)4
                                                      ---------
                                                     (1 + .04)   -1

         The Market Value Adjustment is an increase of $1638.83 to the Guarantee Period Value:

                        $1,638.83 = $42,000.00 x .0390198

         The Market Adjusted Value would be:

                       $43,638.33 = $42,000.00 +$1,638.83

         A withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value, as there were no prior withdrawals:

                       $2,356.47 = $43,638.33 x .90 x .06

         Thus, the amount payable on withdrawal would be:

                       $41,281.85 = $43,638.33 - $2,356.47

         If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be:

                         $819.42 = $21,000.00 x .0390198

         The Market Adjusted Value of $21,000.00 would be:

                        $21,819.42 = $21,000.00 + $819.42

       The withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $1,047.34 = ($21,819.42 - .1 x $43,638.33) x .06

         Thus, the amount payable on this partial withdrawal would be:

                       $20,772.08 = $21,819.42 - $1,047.34

         Actual Market Value Adjustment may have a greater or lesser impact than that shown in the Examples, depending on the actual change in interest crediting rates and the timing of the withdrawal or transfer in relation to the time remaining in the Guarantee Period.

APPENDIX C

KEMPER INVESTORS LIFE INSURANCE COMPANY DEFERRED FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

         This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities (IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Kemper Investors Life Insurance Company and from any district office of the Internal Revenue Service.

A. REVOCATION

         Within seven days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, wire Kemper Investors Life Insurance Company, 1600 McConnor Parkway, Schaumburg, Illinois 60196 or call 1-800-621-5001.

B. STATUTORY REQUIREMENTS

         This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract form has not been approved for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only on the form of the Contract, and does not represent a determination on the merits of the Contract.

         1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

         2. The Contract must be nontransferable by the owner.

         3. The Contract must have flexible premiums.

         4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date)(see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of Section 401(a) of the Code, do not apply to Roth IRAs.

         If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your Beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated Beneficiary may elect to receive the entire interest over his or her life, or over a certain period not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the designated Beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

         5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), (1) all contributions to an IRA, including a Roth IRA, must be cash contributions which do not exceed $2,000 (in 2001) and $3,000 (in 2002), (2) an additional $500 catch-up amount if you are age 50 or over (in 2002), and (3) all contributions to a SIMPLE IRA must be cash contributions, including matching or nonelective employer contributions (see "SIMPLE IRAs"), which do not exceed $6,500 (in 2001) and $7,000 (in 2002).

         6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAs AND SIMPLE IRAs

         1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments under an IRA. In one, you transfer amounts from one IRA to another. With the other, you transfer amounts from a qualified employee benefit plan or tax-sheltered annuity to an IRA. Tax-free rollovers can be made from a SIMPLE IRA to another SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA after a two-year period has expired since the individual first participated in a SIMPLE plan.

         2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA.

         3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

         4. A direct transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

         5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA, qualified pension or profit-sharing plan or tax-sheltered annuity, or from a direct transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE IRA or SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA or SIMPLE Individual Retirement Account.

         6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan or tax-sheltered annuity will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAs

         1. In general, the amount you can contribute each year to an IRA is the lesser of $2,000 (in 2001) and $3,000 (in 2002) or your taxable compensation for the year. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

         2. In the case of a married couple filing a joint return, up to $2,000 (in 2001) and $3,000 (in 2002) can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $4,000 (in 2001) and $6,000 (in 2002) for the applicable year.

         3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

         a. $2,000 (in 2001), $3,000 (in 2002), or

         b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

         4. Even if your spouse is covered by an employer retirement plan, you may be able to deduct your contributions to an IRA if you are not covered by an employer plan. The deduction is limited to $2,000 and it must be reduced if your adjusted gross income on a joint return is more than $150,000 but less than $160,000. Your deduction is eliminated if your income on a joint return is $160,000 or more.

         5. Contributions to your IRA can be made at any time. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

         6. You cannot make a contribution other than a rollover contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

E.  SEP IRAs

         1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $30,000 or 15% of compensation.

         2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor). Information about the Kemper SEP is available upon request.

F. SIMPLE IRAs

         1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

         2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $6,500 (in 2001) and $7,000 (in
2002). In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $150,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

         3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

         4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years has passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs

         1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

         2. In general, taxable distributions are included in your gross income in the year you receive them.

         3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

         4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs

You must start receiving minimum distributions required under the Contract and
Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over the life or the lives of you and your spouse, provided that, if installments are guaranteed, the guaranty period does not exceed the lesser of 20 years or the applicable life expectancy.

The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated Beneficiary. Life expectancies are determined using the expected return multiple tables shown in IRS Publication 590 "Individual Retirement Arrangements." To obtain a free copy of IRS Publication 590 and other IRS forms, phone the IRS toll free at 1-800-729-3676 or write the IRS Forms Distribution Center for your area as shown in your income tax return instructions.

If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAs

         1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of Section 408A of the Code. (Except as otherwise indicated, references herein to an "IRA" are to an "individual retirement plan," within the meaning of
Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here. However, the provisions of the Code governing Roth IRAs may be modified by pending legislation. We will notify you of any such changes.

         2. The IRS is not presently accepting submissions for opinion letters approving annuities as Roth IRAs, but will issue in the future procedures for requesting such opinion letters. We will apply for approval as soon as possible after the IRS issues its procedures on this matter. Such approval will be a determination only on the form of the annuity, and will not represent a determination of the merits of the annuity.

         3. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract after we obtain approval of the endorsement from the IRS and your state insurance department. The Company reserves the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

         4. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAs

         1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

         2. The aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of $2,000 (in 2001), $3,000 (in 2002) and 100% of your compensation for the taxable year. However, if you file a joint return and receive less compensation for the taxable year than your spouse, the contribution limit for the taxable year is the lesser of $2,000 (in 2001) and $3,000 (in 2002) and the sum of (1) your compensation for the taxable year, and
(2) your spouse's compensation for the taxable year reduced by any deductible contributions to an IRA of your spouse, and by any contributions to a Roth IRA for your spouse, for the taxable year.

The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

         (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

         (b) $15,000 (or $10,000 if you are married).

For this purpose, "adjusted gross income" is determined in accordance with
Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAs

         1. Rollovers and Transfers--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

         2. Taxation of Rollovers and Transfers to Roth IRAs--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply. If such a rollover or transfer occurs before January 1, 1999, any portion of the amount rolled over or transferred which is required to be included in gross income will be so included ratably over the 4-taxable year period beginning with the taxable year in which the rollover or transfer is made.

Pending legislation may modify these rules retroactively to January 1, 1998.

         3. Transfers of Excess IRA Contributions to Roth IRAs--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

         4. Taxation of Conversions of IRAs to Roth IRAs--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

         5. Separate Roth IRAs--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAS

         1. Qualified Distributions--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or
(2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

         2. Nonqualified Distributions--A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

         1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

         2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply:

         1. To amounts that are rolled over tax free;

         2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

         3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your Beneficiary; or

         4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.

O. EXCISE TAX REPORTING

Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. REPORTING

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

We will provide you with any reports required by the Internal Revenue Service.

R. ESTATE TAX

Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE

         1. If contributions to the Contract are made by other than rollover contributions and direct transfers, the following information based on the charts shown on the next pages, which assumes you were to make a level contribution to the fixed account at the beginning of each year of $1,000 must be completed prior to your signing the enrollment application.

End of              Lump Sum Termination                                At                Lump Sum Termination
Year                 Value of Contract*                                 Age                Value of Contract*
-------------------------------------------------------------------------------------------------------------
   1                                                                      60
   2                                                                      65
   3                                                                      70
   4
   5

* Includes applicable withdrawal charges as described in Item T below.

         2. If contributions to the Contract are made by rollover contributions and/or direct transfers, the following information, based on the charts shown on the next page, and all of which assumes you make one contribution to the fixed account of $1,000 at the beginning of this year, must be completed prior to your signing the enrollment application.

End of              Lump Sum Termination                                At                Lump Sum Termination
Year                 Value of Contract*                                 Age                Value of Contract*
-------------------------------------------------------------------------------------------------------------
   1                                                                      60
   2                                                                      65
   3                                                                      70
   4
   5

*        Includes applicable withdrawal charges as described in Item T below.

T. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)

         1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.70% per year. If you elected an Optional Enhanced Death Benefit option an additional charge of 0.20% for Option 1 or 0.35% for Option 2 will be assessed against the Separate Account.

         2. An annual records maintenance charge of $30.00 will be assessed annually against the Separate Account, Fixed Account and Guarantee Periods on a pro rata basis. However, there is no records maintenance charge for Contracts with a Contract Value of at least $50,0000 on the Contract Anniversary.

         3. Withdrawal (early annuitization) charges will be assessed based on the years elapsed since each Purchase Payment was received by KILICO. The charges are as follows: under 1 year, 7%; over 1 to 2 years, 6%; over 2 to 3 years, 5%; over 3 to 4 years, 4%; over 4 years and thereafter, 0%.

         4. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value."

         5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)

    End of       Termination        End of      Termination        End of       Termination       End of       Termination
     Year          Values*           Year         Values*           Year          Values*          Year          Values*
------------------------------------------------------------------------------------------------------------------------
        1       $       937.00        14       $   16,888.32            27     $   40,511.63          40     $   75,547.18
        2             1,913.00        15           18,400.91            28         42,732.92          41         78,849.53
        3             2,928.90        16           19,958.88            29         45,020.85          42         82,250.96
        4             3,985.63        17           21,563.29            30         47,377.42          43         85,754.43
        5             5,111.14        18           23,216.44            31         49,834.68          44         89,363.00
        6             6,270.41        19           24,918.87            32         52,365.66          45         93,079.83
        7             7,464.46        20           26,672.37            33         54,972.57          46         96,908.16
        8             8,694.34        21           28,478.49            34         57,657.69          47        100,851.35
        9             9,961.11        22           30,338.78            35         60,423.36          48        104,912.83
       10            11,265.88        23           32,254.88            36         63,272.00          49        109,096.15
       11            12,609.80        24           34,228.47            37         66,206.10          50        113,404.98
       12            13,994.03        25           36,261.26            38         69,228.22
       13            15,419.79        26           38,355.04            39         72,341.01

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)

    End of       Termination        End of      Termination        End of       Termination       End of       Termination
     Year          Values*           Year         Values*           Year          Values*          Year          Values*
------------------------------------------------------------------------------------------------------------------------
        1       $          937        14       $        1,000          27     $        1,000        40     $          1,000
        2                  946        15                1,000          28              1,000        41                1,000
        3                  955        16                1,000          29              1,000        42                1,000
        4                  964        17                1,000          30              1,000        43                1,000
        5                1,000        18                1,000          31              1,000        44                1,000
        6                1,000        19                1,000          32              1,000        45                1,000
        7                1,000        20                1,000          33              1,000        46                1,000
        8                1,000        21                1,000          34              1,000        47                1,000
        9                1,000        22                1,000          35              1,000        48                1,000
       10                1,000        23                1,000          36              1,000        49                1,000
       11                1,000        24                1,000          37              1,000        50                1,000
       12                1,000        25                1,000          38              1,000
       13                1,000        26                1,000          39              1,000

*        Includes applicable withdrawal charges.

                       STATEMENT OF ADDITIONAL INFORMATION

                             __________ _____, 2002

        INDIVIDUAL AND GROUP FLEXIBLE PREMIUM MODIFIED GUARANTEED, FIXED
                     AND VARIABLE DEFERRED ANNUITY CONTRACTS

                                    Issued By

                     KEMPER INVESTORS LIFE INSURANCE COMPANY

                                       and

                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

  HOME OFFICE: 1600 McConnor Parkway, Schaumburg Illinois 60196 (847) 874-4000

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated __________ __, 2002. The Prospectus may be obtained from Kemper Investors Life Insurance Company by writing or calling the address or telephone number listed above.

                          TABLE OF CONTENTS

                                                                                                     Page
                                                                                                     ----
         Services to the Separate Account
         Performance Information of Subaccounts
         State Regulation
         Experts
         Financial Statements
         Report of Independent Accountants
         Financial Statements of the Separate Account
         Report of Independent Accountants
         Financial Statements of KILICO
         Appendix A Table of Adjusted Accumulation Unit Values (reflecting current charges) and
         Performance Information
         Appendix B State Premium Tax Chart

                        SERVICES TO THE SEPARATE ACCOUNT

Custodian and Independent Public Accountants for the KILICO Variable Annuity Separate Account

Kemper Investors Life Insurance Company ("KILICO") maintains the books and records of the KILICO Variable Annuity Separate Account (the "Separate Account"). KILICO holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of KILICO. KILICO maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance (as described in the Prospectus) are borne by KILICO.

The independent accountants for the Separate Account are [____________] for the years ended December 31, 2001, 2001 and 1999. The firm performed the annual audit of the Separate Account and KILICO for the years ended December 31, 2001, 2000 and 1999.

Distribution of the Contracts

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are continuously distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly-owned subsidiary of KILICO, which enters into selling group agreements with affiliated and unaffiliated broker-dealers.

KILICO pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to six and one-quarter percent (6.25%) of Purchase Payments. As of the date of this Statement of Additional Information, KILICO has not paid any commissions in connection with the sale of the Contracts.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS

As described in the Prospectus, a Subaccount's historical performance may be shown in the form of standardized "average annual total return" and nonstandardized "total return" calculations in the case of all Subaccounts. "Yield" information may be provided in the case of the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount and the Scudder Government Securities Subaccount. "Current yield" and "effective yield" information may be provided in the case of the Scudder Money Market Subaccount. These various measures of performance are described below.

A Subaccount's standardized average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The standardized average annual total return for a Subaccount for a specific period is found by first allocating a hypothetical $1,000 initial Purchase Payment to the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable withdrawal charge that may be imposed at the end of the period based on the Owner's total withdrawal of the Subaccount as well as all other recurring charges and fees applicable under the Contract. The redeemable value does not reflect the effect of premium taxes. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage carried to the nearest hundredth of one percent. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount over the applicable period.

In general, there is no standard formula prescribed for calculating nonstandardized total return performance. Nonstandardized total return performance for a Subaccount for a specific period is calculated by first allocating an initial Purchase Payment, assumed to be $40,000, in the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value reflects the effect of the applicable withdrawal charge based on the Owner's total withdrawal of the Subaccount but does not include the effect of all other recurring charges and fees applicable under the Contract. The ending value does not reflect the effect of premium taxes. Thus, the ending value may be higher than if these charges were deducted. The nonstandardized total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $40,000 was chosen because that approximates the size of a typical account. Both annualized and nonannualized (cumulative) nonstandardized total return figures may be provided. Annualized nonstandardized total return figures represent the average annual percentage change in the value of a Subaccount over the applicable period while nonannualized (cumulative) figures represent the actual percentage change over the applicable period.

Standardized average annual total return quotations will be current to the last day of the calendar quarter and nonstandardized total return quotations will be current to the last day of the calendar month preceding the date on which an advertisement is submitted for publication. Standardized average annual total return will cover periods of one, five and ten years, if applicable, and a period covering the time the underlying Portfolio has been held in a Subaccount (life of Subaccount). Nonstandardized total return may cover periods of one, five and ten years, if applicable, and a period covering the time the underlying Portfolio held in a Subaccount has been in existence (life of Portfolio). For those underlying Portfolios which have not been held as Subaccounts for one of the quoted periods, the nonstandardized total return quotations will show the investment performance such underlying Portfolios would have achieved (reduced by the applicable charges) had they been held as Subaccounts within the Separate Account for the period quoted.

The calculation of yield, current yield and effective yield does not normally reflect the effect of applicable withdrawal charges. However, as in nonstandardized total return, the Securities and Exchange Commission has determined that the calculation of yield, current yield and effective yield for a variable annuity which has a Value Credit feature must reflect the applicable withdrawal charges.

The yield for the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount and the Scudder Government Securities Subaccount is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yields for the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount and the Scudder Government Securities Subaccount based upon the one month period ended ________ __, 200_ were _____%, _____% and _____%. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the Accumulation Unit value on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                            YIELD   =2       {[(a - b
                                                ------
                                                cd    )        +    1]6-1}

a = net dividends and interest earned during the period by the Portfolio attributable to the Subaccount

b = expenses accrued for the period (net of reimbursements)*

c = the average daily number of Accumulation Units outstanding during the period

d = the maximum offering price, which is the Accumulation Unit value per unit, on the last day of the period.

    * Expenses accrued include the deduction of all recurring fees and charges applicable to all Subaccounts as well as applicable withdrawal charges but not premium taxes.

The yields for the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount and the Scudder Government Securities Subaccount will be disclosed when available.

The Scudder Money Market Subaccount's current yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed by determining the net change in value of a single Accumulation Unit during the period which is then divided by the Accumulation Unit value at the beginning of the period ("base period return"). The result is divided by 7 and multiplied by 365 with the resulting current yield figure carried to the nearest hundredth of one percent. The current yield for the seven-day period ended ________ __, 200_ was ____% for the Scudder Money Market Subaccount. The average portfolio maturity was __ days.

The Scudder Money Market Subaccount's effective yield is determined by using the same base period return (computed as described above), but when annualized, the earned income is assumed to be reinvested. Consequently, the effective yield will be slightly higher than the yield due to the compounding effect of this assumed reinvestment. The formula for the effective yield is:

             (base period return +1)365/7 -1.

The effective yield for the seven-day period ended ________ __, 200_ was ____% for the Scudder Money Market Subaccount. The calculation of current and effective yield does not include realized capital gains or losses and unrealized appreciation or depreciation of the Portfolio or the effect of premium taxes. These calculations do reflect the effect of all other recurring charges and fees applicable under the Contract and the applicable withdrawal charge.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account will use in the preparation of its annual and semi-annual financial statements.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. Redemptions within the first four years after purchase may be subject to a withdrawal charge that ranges from 7% the first year to 0% after four years. Standardized and nonstandardized total return figures reflect the effect of the withdrawal charge but not the premium taxes that may be imposed upon the redemption of units. Yield, current yield, effective yield and certain nonstandardized total return figures do not reflect the withdrawal charge or premium taxes. In addition, nonstandardized total return figures may not include the effect of all other recurring expenses and fees, including a prorated portion of the records maintenance charge. Thus, nonstandardized total return figures may be higher than if these charges were deducted.

The Subaccounts may also provide comparative information on an annualized or nonannualized (cumulative) basis with regard to various indexes described in the Prospectus. In addition, the Subaccounts may provide performance analysis rankings of Lipper Analytical Services, Inc., the VARDS Report, Morningstar, Inc., Ibbotson Associates or Micropal. From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

The tables in Appendix A include standardized average annual total return and nonstandardized total return quotations for various periods as of December 31, 2001. The Contract and the Optional Enhanced Death Benefit options were first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to this date reflects the performance of Subaccounts, adjusted to reflect the current charges under the Contract as if they had been available throughout the periods shown.

                                STATE REGULATION

KILICO is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. KILICO's books and accounts are subject to review by the Illinois Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, KILICO is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                     EXPERTS

The consolidated financial statements of KILICO as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the related consolidated statements of operations, comprehensive income, stockholder's equity and cash flows for the years ended December 31, 2001, 2000 and 1999, and the financial statements of KILICO Variable Annuity Separate Account as of December 31, 2001, and the related combined statements of operations and changes in contract owner's equity for each of the two years ended December 31, 2001 have been audited by _______________________, independent auditors, and included herein in reliance upon the report of such firm and upon their authority as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

The Statement of Additional Information contains financial information for the Separate Account which does not reflect assets attributable to the Contract because the Contract was not offered for sale during the periods covered by those financial statements. Instead, the financial statements solely reflect assets and operations attributable to sales of other variable annuity contracts offered by KILICO through the Separate Account.

               KILICO VARIABLE ANNUITY SEPARATE ACCOUNT FINANCIALS
                     TO BE FILED BY PRE-EFFECTIVE AMENDMENT.

            KILICO FINANCIALS TO BE FILED BY PRE-EFFECTIVE AMENDMENT.

APPENDIX A

TABLES OF ADJUSTED ACCUMULATION UNIT VALUES AND PERFORMANCE INFORMATION

The accumulation unit values are for the life of the Separate Account in its present organization as a unit investment trust and in its prior organization as several managed separate accounts based on current deductions and charges applicable to the Contracts. The Contracts will be initially offered __________, 2002. Values may have varied had assets actually been allocated to the Separate Account under the Contracts. The actual performance of underlying Portfolios and actual contract charges and Optional Enhanced Death Benefit ("OEDB") Option 2 rider charges have been used to compute these hypothetical accumulation unit values.

ADJUSTED ACCUMULATION UNIT VALUES

                       Alger American Balanced Subaccount
                       ----------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                         Alger American Leveraged AllCap
                         -------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

         Credit Suisse Warburg Pincus Trust-Emerging Markets Subaccount
         --------------------------------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

         Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital
         --------------------------------------------------------------
                                   Subaccount
                                   ----------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                      Dreyfus I.P. MidCap Stock Subaccount
                      ------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                 Dreyfus Socially Responsible Growth Subaccount
                 ----------------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                     Scudder 21st Century Growth Subaccount
                     ----------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

                5/3/99
              12/31/99
              12/31/00
              12/31/01

                        Scudder Capital Growth Subaccount
                        ---------------------------------

                Date   Unit Values without OEDB          Unit Values with OEDB
               ----    ------------------------          ---------------------

              06/01/98
              12/31/98
              12/31/99
              12/31/00
              12/31/01

                       Scudder Global Discovery Subaccount
                       -----------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

              06/01/98
              12/31/98
              12/31/99
              12/31/00
              12/3101

                      Scudder Growth and Income Subaccount
                      ------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

              06/01/98
              12/31/98
              12/31/99
              12/31/00
              12/31/01

                       Scudder Health Sciences Subaccount
                       ----------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                        Scudder International Subaccount
                        --------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             06/01/98
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                      Scudder Aggressive Growth Subaccount
                      ------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             05/03/99
             12/31/99
             12/31/00
             12/31/01

                          Scudder Blue Chip Subaccount
                          ----------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             05/01/97
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                       Scudder Contrarian Value Subaccount
                       -----------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             05/01/96
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                       Scudder Global Blue Chip Subaccount
                       -----------------------------------

               Date   Unit Values without OEDB            Unit Values with OEDB
               ----   ------------------------            ---------------------

             06/01/98
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                    Scudder Government Securities Subaccount
                    ----------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01
             11/03/89
             12/31/89
             12/31/90
             12/31/91
             12/31/92
             12/31/93
             12/31/94
             12/31/95
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                            Scudder Growth Subaccount
                            -------------------------

               Date   Unit Values without OEDB            Unit Values with OEDB
               ----   ------------------------            ---------------------

             12/09/93
             12/31/93
             12/31/94
             12/31/95
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                          Scudder High Yield Subaccount
                          -----------------------------

               Date   Unit Values without OEDB            Unit Values with OEDB
               ----   ------------------------            ---------------------

             04/06/82
             12/31/82
             12/31/83
             12/31/84
             12/31/85
             12/31/86
             12/31/87
             12/31/88
             12/31/89
             12/31/90
             12/31/91
             12/31/92
             12/31/93
             12/31/94
             12/31/95
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                    Scudder International Research Subaccount
                    -----------------------------------------

               Date   Unit Values without OEDB            Unit Values with OEDB
               ----   ------------------------            ---------------------

             01/06/92
             12/31/92
             12/31/93
             12/31/94
             12/31/95
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                    Scudder Investment Grade Bond Subaccount
                    ----------------------------------------

               Date   Unit Values without OEDB            Unit Values with OEDB
               ----   ------------------------            ---------------------

             05/01/96
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                         Scudder Money Market Subaccount
                         -------------------------------

               Date   Unit Values without OEDB            Unit Values with OEDB
               ----   ------------------------            ---------------------

             04/06/82
             12/31/82
             12/31/83
             12/31/84
             12/31/85
             12/31/86
             12/31/87
             12/31/88
             12/31/89
             12/31/90
             12/31/91
             12/31/92
             12/31/93
             12/31/94
             12/31/95
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                       Scudder Small Cap Growth Subaccount
                       -----------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             05/02/94
             12/31/94
             12/31/95
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                       Scudder Small Cap Value Subaccount
                       ----------------------------------

                Date   Unit Values without OEDB          Unit Values with OEDB
               ----   -------------------------          ---------------------

             05/01/96
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01





                      Scudder Technology Growth Subaccount
                      ------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             05/03/99
             12/31/99
             12/31/00
             12/31/01

                         Scudder Total Return Subaccount
                         -------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             04/06/82
             04/06/82
             12/31/82
             12/31/83
             12/31/84
             12/31/85
             12/31/86
             12/31/87
             12/31/88
             12/31/89
             12/31/90
             12/31/91
             12/31/92
             12/31/93
             12/31/94
             12/31/95
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01


                    SVS Dreman Financial Services Subaccount
                    ----------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------



             06/01/98
             12/31/98
             12/31/99
             12/31/00
             12/31/01


                    SVS Dreman High Return Equity Subaccount
                    ----------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             06/01/98
             12/31/98
             12/31/99
             12/31/00
             12/31/01

                          SVS Dynamic Growth Subaccount
                          -----------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                        SVS Focus Value+Growth Subaccount
                        ---------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             05/01/96
             12/31/96
             12/31/97
             12/31/98
             12/31/99
             12/31/00
             12/31/01


                     SVS Focused Large Cap Growth Subaccount
                     ---------------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             10/29/99
             12/31/99
             12/31/00
             12/31/01

                        SVS Growth And Income Subaccount
                        --------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             10/29/99
             12/31/99
             12/31/00
             12/31/01

                       SVS Growth Opportunities Subaccount
                       -----------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             10/29/99
             12/31/99
             12/31/00
             12/31/01

                            SVS Index 500 Subaccount
                            ------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             09/10/99
             12/31/99
             12/31/00
             12/31/01

                          SVS Mid-Cap Growth Subaccount
                          -----------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                         SVS Strategic Equity Subaccount
                         -------------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ----------------------

             12/31/01


                          SVS Venture Value Subaccount
                          ----------------------------

               Date   Unit Values without OEDB           Unit Values with OEDB
               ----   ------------------------           ---------------------

             12/31/01

                               PERFORMANCE FIGURES
                            (as of December 31, 2001)
        (Standardized and Non-Standardized without any optional benefit)

                                                                                                             AVERAGE
                                                                                                              ANNUAL
                                                                                   TOTAL RETURN(1)             TOTAL
                                                      Year                      (Non-Standardized)          RETURN(2)
                                                                                ------------------
                                                    to Date                Cumulative                      Standardized
                                                                                                           ------------
                                                     (%)        Ending        (%)          Annualized       Annualized
                                                   Return(3)    Value(4)     Return        (%) Return       (%) Return
                                                   ---------    --------     ------        ----------      ------------
Alger American Balanced Subaccount               %
   Life of Subaccount (from __/__/__)                         $          %             %                  %
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Alger American Leveraged AllCap Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Credit Suisse Warburg Pincus Trust-Emerging
Markets Subaccount

   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Credit Suisse Warburg Pincus Trust-Global
Post-Venture Capital Subaccount

   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Dreyfus I.P. MidCap Stock Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Dreyfus Socially Responsible Growth Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder 21st Century Growth
   Life of Subaccount (from _______)
   Life of Portfolio (from ________)
   One Year

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                                                                                                       AVERAGE
                                                                                                        ANNUAL
                                                                             TOTAL RETURN(1)             TOTAL
                                                    Year                   (Non-Standardized)         RETURN(2)
                                                                           ------------------
                                                  to Date              Cumulative                    Standardized
                                                                                                     ------------
                                                    (%)         Ending    (%)     Annualized         Annualized
                                                 Return(3)     Value(4)  Return   (%)Return          (%)Return
                                                 ---------     --------  ------   ---------          ---------
Scudder Capital Growth Subaccount             %
   Life of Subaccount (from 06/01/98)                        $          %       %                  %
   Life of Portfolio (from 07/16/85)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder  Global Discovery Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/96)
   Three Year
   One Year
Scudder Growth and Income Subaccount.
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/02/94)
   Five Years
   Three Years
   One Year
Scudder International Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/87)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder Aggressive Growth Subaccount
   Life of Subaccount (from 05/03/99)
   Life of Portfolio (from 05/01/99)
Scudder Blue Chip Subaccount
   Life of Subaccount (from 05/01/97)
   Life of Portfolio (from 05/01/97)
   One Year
Scudder Contrarian Value Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year
Scudder Global Blue Chip Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year
Scudder Government Securities Subaccount
   Life of Subaccount (from 11/03/89)
   Life of Portfolio (from 09/03/87)
   Ten Years
   Five Years
   Three Years
   One Year

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                                                                                                        AVERAGE
                                                                                                         ANNUAL
                                                                                   TOTAL RETURN(1)        TOTAL
                                                                                (Non-Standardized)      RETURN(2)
                                                                                -------------------
                                                 Year to Date              Cumulative                  Standardized
                                                                                                       ------------
                                                      (%)         Ending      (%)      Annualized       Annualized
                                                   Return(3)     Value(4)    Return     (%) Return      (%) Return
                                                   ---------     --------    ------     ----------      ----------
Scudder Growth Subaccount                       %
   Life of Subaccount (from 12/09/83)                          $           %          %             %
   Life of Portfolio (from 12/09/83)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder High Yield Subaccount (6)
   Life of Subaccount (from 04/06/82)
   Life of Portfolio (from 04/06/82)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder International Research Subaccount(5)
   Life of Subaccount (from 01/06/92)
   Life of Portfolio (from 01/06/92)
   Five Years
   Three Years
   One Year
Scudder Investment Grade Bond Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year
Scudder Money Market Subaccount #1(7)
   Life of Subaccount (from 04/06/82)
   Life of Portfolio (from 04/06/82)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder New Europe Subaccount (5)
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year
Scudder Small Cap Growth Subaccount
   Life of Subaccount (from 05/02/94)
   Life of Portfolio (from 05/02/94)
   Five Years
   Three Years
   One Year
Scudder Small Cap Value Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year
Scudder Strategic Income Subaccount
   Life of Subaccount (from 05/01/97)
   Life of Portfolio (from 05/01/97)
   One Year
Scudder Technology Growth Subaccount
   Life of Subaccount (from 05/03/99)
   Life of Portfolio (from 05/01/99)

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                              AVERAGE
                                                                                                               ANNUAL
                                                                                    TOTAL RETURN(1)             TOTAL
                                                                                  (Non-Standardized)          RETURN(2)
                                                                                  ------------------
                                               Year to Date                   Cumulative                    Standardized
                                                                                                            ------------
                                                    (%)           Ending          (%)         Annualized     Annualized
                                                 Return(3)       Value(4)       Return        (%) Return     (%) Return
                                                 ---------       --------       ------        ----------     ----------
Scudder Total Return Subaccount(16)           %
   Life of Subaccount (from 04/06/82)                          $             %              %               %
   Life of Portfolio (from 04/06/82)
   Ten Years
   Five Years
   Three Years
   One Year
SVS Dreman Financial Services Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year
SVS Dreman High Return Equity Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year
SVS Focus Value+Growth Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year
SVS Focused Large Cap Growth Subaccount
   Life of Subaccount (from 10/29/99)
   Life of Portfolio (from 10/29/99)
SVS Growth And Income
   Life of Subaccount (from _______)
   Life of Portfolio (from ________)
   One Year
SVS Growth Opportunities
   Life of Subaccount (from _______)
   Life of Portfolio (from ________)
   One Year
SVSIndex 500 Subaccount Life of Subaccount (from 09/10/99) Life of Portfolio
   (from 09/01/99)

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                           PERFORMANCE FIGURES--NOTES

*    N/A Not Applicable

(1) The Non-Standardized Total Return figures quoted are based on a hypothetical $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states. The Nonstandardized Total Return figures do not reflect the current charge for the Optional Enhanced Death Benefit options. If such charges were reflected, Nonstandardized Total Return would be lower.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract including the applicable Withdrawal Charge that may be imposed at the end of the quoted period. The Standardized Average Annual Total Return figures do not reflect the current charge for the Optional Enhanced Death Benefit options. If such charges were reflected, Standardized Average Annual Total Return would be lower. Premium taxes are not reflected.

(3) The Year to Date percentage return figures quoted are based on the change in unit values.

(4) The Ending Values quoted are based on a $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflect the substantial risks associated with investments in high-yield bonds.

(7) An investment in the Scudder Money Market Subaccount is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Scudder Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share. Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contribution Year.

                               PERFORMANCE FIGURES
                            (as of December 31, 2001)
                     (Standardized and Non-Standardized with
                    Optional Enhanced Death Benefit Option 2)

                                                                                                         AVERAGE
                                                                                                          ANNUAL
                                                                                  TOTAL RETURN(1)          TOTAL
                                                                                (Non-Standardized)       RETURN(2)
                                                                                ------------------
                                                 Year to Date             Cumulative                   Standardized
                                                                                                       ------------
                                                      (%)       Ending        (%)       Annualized     Annualized
                                                   Return(3)    Value(4)     Return     (%) Return     (%) Return
                                                   ---------    --------     -------     ----------     ----------
Alger American Balanced Subaccount               %
   Life of Subaccount (from __/__/__)                         $           %           %             %
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Alger American Leveraged AllCap Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Credit Suisse Warburg Pincus Trust-Emerging
Markets Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Credit Suisse Warburg Pincus Trust-Global
Post-Venture Capital Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Dreyfus I.P. MidCap Stock Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Dreyfus Socially Responsible Growth Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder 21st Century Growth                      %
   Life of Subaccount (from 05/03/99)                         $           %           %             %
   Life of Portfolio (from 05/03/99)
   One Year

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                 AVERAGE
                                                                                                  ANNUAL
                                                                             TOTAL RETURN(1)       TOTAL
                                                                          (Non-Standardized)     RETURN(2)
                                                                          ------------------
                                            Year to Date             Cumulative                 Standardized
                                                                                                ------------
                                                 (%)         Ending     (%)        Annualized    Annualized
                                              Return(3)     Value(4)   Return     (%) Return    (%) Return
                                              ---------     --------   ------      ----------    ----------
Scudder Capital Growth Subaccount           %
   Life of Subaccount (from 06/01/98)                     $          %            %            %
   Life of Portfolio (from 07/16/85)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder Global Discovery Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/96)
   Three Year
   One Year
Scudder Growth and Income Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/02/94)
   Five Years
   Three Years
   One Year
Scudder International Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/87)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder Aggressive Growth Subaccount
   Life of Subaccount (from 05/03/99)
   Life of Portfolio (from 05/01/99)
   One Year
Scudder Blue Chip Subaccount
   Life of Subaccount (from 05/01/97)
   Life of Portfolio (from 05/01/97)
   One Year
Scudder Contrarian Value Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year
Scudder Global Blue Chip Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                                  AVERAGE
                                                                                                                    ANNUAL
                                                                                         TOTAL RETURN(1)            TOTAL
                                                                                       (Non-Standardized)         RETURN(2)
                                                                                       ------------------
                                                   Year to Date                    Cumulative                   Standardized
                                                                                                                ------------
                                                        (%)           Ending           (%)        Annualized     Annualized
                                                     Return(3)       Value(4)        Return       (%) Return     (%) Return
                                                     ---------       --------        ------        ---------     ----------
Scudder Government Securities Subaccount           %
   Life of Subaccount (from 11/03/89)                             $               %              %             %
   Life of Portfolio (from 09/03/87)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder Growth Subaccount
   Life of Subaccount (from 12/09/83)
   Life of Portfolio (from 12/09/83)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder High Yield Subaccount(6)
   Life of Subaccount (from 04/06/82)
   Life of Portfolio (from 04/06/82)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder International Research Subaccount (5)
   Life of Subaccount (from 01/06/92)
   Life of Portfolio (from 01/06/92)
   Five Years
   Three Years
   One Year
Scudder Investment Grade Bond Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year
Scudder Money Market Subaccount #1(7)
   Life of Subaccount (from 04/06/82)
   Life of Portfolio (from 04/06/82)
   Ten Years
   Five Years
   Three Years
   One Year
Scudder New Europe Subaccount(5)
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year
Scudder Small Cap Growth Subaccount
   Life of Subaccount (from 05/02/94)
   Life of Portfolio (from 05/02/94)
   Five Years
   Three Years
   One Year
Scudder Small Cap Value Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                                      AVERAGE
                                                                                                                      ANNUAL
                                                                                           TOTAL RETURN(1)             TOTAL
                                                                                         (Non-Standardized)          RETURN(2)
                                                                                         ------------------
                                                         Year to Date                 Cumulative                   Standardized
                                                                                                                   ------------
                                                             (%)          Ending         (%)        Annualized      Annualized
                                                          Return(3)      Value(4)       Return      (%) Return      (%) Return
Scudder Strategic Income Subaccount                      %
   Life of Subaccount (from 05/01/97)                                  $             %             %              %
   Life of Portfolio (from 05/01/97)
   One Year
Scudder Technology Growth Subaccount
   Life of Subaccount (from 05/03/99)
   Life of Portfolio (from 05/01/99)
   One Year
Scudder Total Return Subaccount (16)
   Life of Subaccount (from 04/06/82)
   Life of Portfolio (from 04/06/82)
   Ten Years
   Five Years
   Three Years
   One Year
SVS Dreman Financial Services Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year
SVS Dreman High Return Equity Subaccount
   Life of Subaccount (from 06/01/98)
   Life of Portfolio (from 05/01/98)
   One Year
SVS Focus Value+Growth Subaccount
   Life of Subaccount (from 05/01/96)
   Life of Portfolio (from 05/01/96)
   Three Years
   One Year
SVS Focused Large Cap Growth Subaccount
   Life of Subaccount (from 10/29/99)
   Life of Portfolio (from 10/29/99)
   One Year
SVS Growth And Income
   Life of Subaccount (from 10/29/99)
   Life of Portfolio (from 10/29/99)
   One Year
SVS Growth Opportunities
   Life of Subaccount (from 10/29/99)
   Life of Portfolio (from 10/29/99)
   One Year
SVS Index 500 Subaccount
   Life of Subaccount (from 09/10/99)
   Life of Portfolio (from 09/01/99)
   One Year

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                           PERFORMANCE FIGURES--NOTES

*        N/A Not Applicable

(1) The Non-Standardized Total Return figures quoted are based on a hypothetical $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal charge that may be imposed at the end of the quoted period and the charge for Optional Enhanced Death Benefit Option 2. Non-Standardized Total Return Figures would be higher if the Optional Enhanced Death Benefit Option 1 charge of 0.20% was used instead of the Option 2 charge of 0.35%. Premium taxes are not reflected.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal charge that may be imposed at the end of the quoted period and the charge for Optional Enhanced Death Benefit Option 2. Standardized Average Annual Total Return Figures would be higher if the Optional Enhanced Death Benefit Option 1 charge of 0.20% was used instead of the Option 2 charge of 0.35%. Premium taxes are not reflected.

(3) The Year to Date percentage return figures quoted are based on the change in unit values.

(4) The Ending Values quoted are based on a $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal Charge but not premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflect the substantial risks associated with investments in high-yield bonds.

(7) An investment in the Scudder Money Market Subaccount #1 is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Scudder Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share. Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contribution Year.

TAX-DEFERRED ACCUMULATION

                                                                        NON-QUALIFIED                      CONVENTIONAL
                                                                           ANNUITY                         SAVINGS PLAN
                                                                   After-tax contributions                  After-tax
                                                                  and tax-deferred earnings               Contributions
                                                                  -------------------------
                                                                                    Taxable Lump           and taxable
                                                            No Withdrawals         Sum Withdrawal            Earnings
                                                            --------------         --------------            --------
10 Years                                                         $107,946               $ 86,448               $ 81,693
20 Years                                                          233,048                165,137                133,476
30 Years                                                          503,133                335,021                218,082

This chart compares the accumulation of a $50,000 initial investment into a Non-Qualified Annuity and a Conventional Savings Plan. Contributions to the Non-Qualified Annuity and the Conventional Savings Plan are made after-tax. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on Non-Qualified Annuities is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the Prospectus. The chart does not reflect the following annuity charges and expenses: 1.55% mortality and expense risk; .15% administration charges; 7.0% maximum deferred withdrawal charge; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN].

Unlike savings plans, contributions to Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

APPENDIX B

STATE PREMIUM TAX CHART

                                                  Rate of Tax
                                                  -----------
                                                  Qualified        Non-Qualified
State                                             Plans            Plans
-----                                             -----            -----
California                                        0.50%            2.35%*
Maine                                               --             2.00%
Mississippi                                         --             1.00%*
Nevada                                              --             3.50%*
North Carolina                                      --             1.90%
Pennsylvania                                        --             2.00%
South Dakota                                        --             1.25%
Washington D.C.                                   2.25%            2.25%
West Virginia                                     1.00%            1.00%
Wyoming                                             --             1.00%


* Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value. KILICO reserves the right to deduct taxes when assessed.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

         (a)  Financial Statements to be included in Part B of the Registration
              Statement:

              [To be filed by Amendment]

                      Kemper Investors Life Insurance Company and Subsidiaries

                          Report of Independent Accountants

                          Kemper Investors Life Insurance Company and
                          Subsidiaries Consolidated Balance Sheets, as of December 31, 2001 and 2000

                          Kemper Investors Life Insurance Company and
                          Subsidiaries Consolidated Statements of Operations, years ended December 31, 2001, 2000 and 1999

                          Kemper Investors Life Insurance Company and
                          Subsidiaries Consolidated Statements of Comprehensive Income, years ended December 31, 2001, 2000 and 1999

                          Kemper Investors Life Insurance Company and
                          Subsidiaries Consolidated Statements of Stockholder's Equity, years ended December 31, 2001, 2000 and 1999

                          Kemper Investors Life Insurance Company and
                          Subsidiaries Consolidated Statements of Cash Flows, years ended December 31, 2001, 2000 and 1999

                          Notes to Consolidated Financial Statements

                      KILICO Variable Annuity Separate Account for assets attributable to other variable annuity contracts offered by KILICO through the Separate Account

                          Report of Independent Accountants

                          Combined Statement of Assets and Liabilities and Contract Owners' Equity as of December 31, 2001

                          Combined Statement of Operations for the Year Ended December 31, 2001

                          Combined Statements of Changes in Contract Owners' Equity for the Years Ended December 31, 2001 and 2000

                          Notes to Financial Statements

(b)  Exhibits:

     /4/1.1 A copy of resolution of the Board of Directors of Kemper Investors Life Insurance Company dated September 13, 1977

     /4/1.2 A copy of Record of Action of Kemper Investors Life Insurance Company dated April 15, 1983

        2.      Not Applicable

     /3/3.1 Distribution Agreement between Investors Brokerage Services, Inc. and KILICO

     /1/3.2     Addendum to Selling Group Agreement of Kemper Financial
                Services, Inc.

 /2/3.3     Selling Group Agreement of Investors Brokerage Services, Inc.

    4.1 Form of Group Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract

    4.2 Form of Certificate to Group Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract and Unisex Rider

    4.3 Form of Individual Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract

    4.4     Unisex Rider (See Exhibit 4.2)

/10/4.5     Form of Qualified Plan Rider

/10/4.6     Form of SIMPLE IRA - Individual Retirement Annuity Supplemental
            Rider

/10/4.7 Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity

/10/4.8     Form of 457 Deferred Compensation Rider

/10/4.9     Form of Individual Retirement Annuity Rider

    4.10(a) Form of Optional Enhanced Death Benefit Rider: Option 1

    4.10(b) Form of Optional Enhanced Death Benefit Rider: Option 2

/11/4.11    Form of Disability Rider

/11/4.12    Form of Nursing Care Rider

/11/4.13    Form of ERISA Loan Rider

/10/5.1     Form of Group Master Application

    5.2     Form of Individual Application

   /3/6. Kemper Investors Life Insurance Company articles of incorporation and by-laws

    7.      Not applicable

/14/8.1(a)  Fund Participation Agreement by and among The Alger American Fund,
            Kemper Investors Life Insurance Company and Fred Alger & Company Incorporated.

/14/8.1(b)  Service Agreement between Fred Alger Management, Inc. and Kemper
            Investors Life Insurance Company.

 /5/8.2(a)  Participation Agreement By and Among Kemper Investors Life Insurance
            Company and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC (successor to Warburg Pincus Asset Management, Inc.) and Credit Suisse Asset Management Securities, Inc. (f/k/a Counsellors Securities Inc.).

/15/8.2(b)  Service Agreement between Credit Suisse Asset Management, LLC
            (successor to Warburg Pincus Asset Management, Inc.) and Federal Kemper Life Assurance Company and Kemper Investors Life Insurance Company.

/12/8.2(c)  Restatement of Participation Agreement among Counsellors Securities

            Inc., Warburg Pincus Asset Management, Inc. and/or the Warburg Pincus Funds and Kemper Investors Life Insurance Company.

/13/8.3(a)  Fund Participation Agreement between Kemper Investors Life
            Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc.

 /14/8.3(b) November 1, 1999 Amendment to Fund Participation Agreement between
            Kemper Investors Life Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc.

 /14/8.3(c) Administrative Services Agreement by and between The Dreyfus
            Corporation and Kemper Investors Life Insurance Company.

 /14/8.3(d) November 1, 1999 Amendment to Administrative Services Agreement by
            and between The Dreyfus Corporation and Kemper Investors Life Insurance Company.

 /6/8.4(a)  Participation Agreement between Kemper Investors Life Insurance
            Company and Scudder Variable Life Investment Fund (now known as Scudder Variable Series I)

 /6/8.4(b)  Participating Contract and Policy Agreement between Kemper Investors
            Life Insurance Company and Scudder Kemper Investments, Inc. (now known as Zurich Scudder Investments, Inc.)

 /6/8.4(c)  Indemnification Agreement between Kemper Investors Life Insurance
            Company and Scudder Kemper Investments, Inc. (now known as Zurich Scudder Investments, Inc.)

 /5/8.5 Fund Participation Agreement among Kemper Investors Life Insurance Company, Kemper Investors Fund (now known as Scudder Variable Series
            II), Zurich Kemper Investments, Inc. (now known as Zurich Scudder Investments, Inc.) and Kemper Distributors, Inc. (now known as Scudder Distributors, Inc.)

     9.     Opinion and Consent of Counsel regarding legality

     10. Consent of PricewaterhouseCoopers LLP, independent accountants (To be filed by Pre-Effective Amendment)

     11.    Not Applicable

     12.    Not Applicable

     13. Schedules for Computation of Performance Calculations (To be filed by Pre-Effective Amendment)

 /9/17.1 Schedule III: Supplementary Insurance Information (years ended December 31, 2001 and 2000)

 /9/17.2    Schedule IV: Reinsurance (year ended December 31, 2001)

 /7/17.3    Schedule IV: Reinsurance (year ended December 31, 2000)

 /8/17.4    Schedule IV: Reinsurance (year ended December 31, 1999)

 /9 17.5 Schedule V: Valuation and qualifying accounts (year ended December 31, 2001)

 /7/17.6 Schedule V: Valuation and qualifying accounts (year ended December 31, 2000)

 /8/17.7 Schedule V: Valuation and qualifying accounts (year ended December 31, 1999)

_____________

/1/ Incorporated by reference to Post-Effective Amendment No. 22 to the Registration Statement on Form N-4 (File No 2-72671) filed on or about April 27, 1995.

/2/ Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 (File No 2-72671) filed on or about September 14, 1995.

/3/ Incorporated by reference to Exhibits filed with the Registration Statement on Form S-1 for KILICO (File No. 333-02491) filed on or about April 12, 1996.

/4/ Incorporated by reference to the Registration Statement on Form N-4 for the Registrant (File No. 333-22375) filed on or about February 26, 1997.

/5/ Incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 8, 1998.

/6/ Incorporated by reference to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 20, 1999.

/7/ Incorporated by reference to Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 2000 filed on or about March 28, 2001.

/8/ Incorporated by reference to Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 1999 filed on or about March 29, 2000.

/9/ Incorporated by reference to Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 2001 filed on or about March 29, 2002.

/10/ Incorporated by reference to the Initial Registration Statement on Form S-1 for KILICO (File No. 333-61204) filed on or about May 18, 2001.

/11/ Incorporated by reference to Pre-Effective Amendment No. 1 to the
     Registration Statement on Form N-4 (File No. 333-61194) filed on or about October 12, 2001.

/12/ Incorporated by reference to Post-Effective Amendment No. 6 to the
     Registration Statement on Form N-4 (File No. 333-22375) filed on or about September 14, 1999.

/13/ Incorporated by reference to Post-Effective Amendment No. 28 to the
     Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 28, 1999.

/14/ Incorporated by reference to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 17, 2000.

/15/ Incorporated by reference to Post-Effective Amendment No. 4 to the
     Registration Statement on Form S-6 (File No. 33-79808) filed on or about April 30, 1997.


Item 25. Directors and Officers of the Depositor, Kemper Investors Life Insurance Company

     The directors and principal officers of KILICO are listed below together with their current positions. The address of each officer and director is 1600 McConnor Parkway, Schaumburg, Illinois 60196. .

       Name                                            Office with KILICO
       ----                                            ------------------
Gale K. Caruso ......................    President, Chief Executive Officer and Director
Frederick L. Blackmon ...............    Executive Vice President, Chief Financial Officer and Director
Russell M. Bostick ..................    Executive Vice President and Chief Information Officer
James C. Harkensee ..................    Executive Vice President
Edward K. Loughridge ................    Executive Vice President and Corporate Development Officer
Debra P. Rezabek ....................    Executive Vice President, General Counsel, Corporate Secretary
                                         and Director
Edward L. Robbins ...................    Executive Vice President and Chief Actuary
George Vlaisavljevich ...............    Executive Vice President and Director

Martin D. Feinstein .....................          Chairman of the Board

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

          Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 26, 2000.

Item 27.  Number of Contract Owners

                 Registrant has not commenced sales of the Contract, therefore, there are no Contract Owners.

Item 28.  Indemnification

                 To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article VI of the By-Laws of Kemper Investors Life Insurance Company ("KILICO") provides for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of KILICO, or serving or having served, at the request of KILICO, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of KILICO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of KILICO, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of KILICO pursuant to the foregoing provisions, or otherwise, KILICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO of expenses incurred or paid by a director, officer, employee of agent of KILICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of KILICO in connection with variable annuity contracts, KILICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by KILICO is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a)  Principal Underwriter

                 Investors Brokerage Services, Inc., a wholly owned subsidiary of Kemper Investors Life Insurance Company, acts as principal underwriter for KILICO Variable Annuity Separate Account, KILICO Variable Separate Account, Kemper Investors Life Insurance Company Variable Annuity Account C and FKLA Variable Separate Account.

Item 29.(b)  Information Regarding Principal Underwriter, Investors Brokerage
              Services, Inc.

                 The address of each officer is 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                                                           Position and Offices
               Name                                          with Underwriter
               ----                                          ----------------
         Gale K. Caruso ........................      Chairman and Director
         Michael E. Scherrman ..................      President and Director
         David S. Jorgensen ....................      Vice President and Treasurer
         Thomas K. Walsh .......................      Asst. Vice President and Chief Compliance Officer
         Debra P. Rezabek ......................      Secretary
         Frank J. Julian .......................      Assistant Secretary
         Allen R. Reed .........................      Assistant Secretary
         George Vlaisavljevich .................      Director

Item 29.(c)

                 Not applicable.


Item 30.  Location of Accounts and Records

                 Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Kemper Investors Life Insurance Company at its home office at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

Item 31.  Management Services

                 Not applicable.


Item 32.  Undertakings and Representation

                 a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

                 b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                 c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

                 Kemper Investors Life Insurance Company ("KILICO") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

                 KILICO, depositor and sponsor of Registrant, KILICO Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Group Flexible Premium Fixed, Market Value Adjusted and Variable Deferred Annuity Contracts (the "Contracts") issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, KILICO, the Separate Account and IBS represent that they will:

                1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with IRC 403(b) Tax-Sheltered Annuity Programs;

                2. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of Contracts to 403(b) participants;

                3. Instruct salespeople who solicit participants to purchase Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

                4. Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC
                    Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

Representation Regarding Contracts Issued to Participants in the Texas Optional Retirement Program.

                 KILICO, depositor and sponsor of the registrant KILICO Variable Annuity Separate Account, and Investors Brokerage Services, Inc., the principal underwriter of the periodic payment variable annuity contracts (the "Contracts") issued by the registrant, will issue the Contracts to participants in the Texas Optional Retirement Program ("Program") in reliance upon, and in compliance with, Rule 6c-7 of the Investment Company Act of 1940, and represent that they will:

                1. Include appropriate disclosure regarding the restrictions on redemptions imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

                2. Include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of annuity contracts to Program participants;

                3. Instruct salespeople who solicit Program participants to purchase annuity contracts specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants; and

                4. Obtain from each Program participant who purchases an annuity contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, KILICO Variable Annuity Separate Account, has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Schaumburg and State of Illinois on the 11th day of April, 2002.

                           KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
                           (Registrant)
                           By: Kemper Investors Life Insurance Company

                           BY:/s/  Gale K. Caruso
                              --------------------------------------------------
                           Gale K. Caruso, President and Chief Executive Officer

                           KEMPER INVESTORS LIFE INSURANCE COMPANY
                           (Depositor)

                           BY:/s/  Gale K. Caruso
                              --------------------------------------------------
                           Gale K. Caruso, President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 11th day of April, 2002.

           Signature                                               Title
           ---------                                               -----
/s/  Gale K. Caruso                           President, Chief Executive Officer and Director
---------------------------------------
Gale K. Caruso                                (Principal Executive Officer)


/s/  MARTIN D. FEINSTEIN                      Chairman of the Board
---------------------------------------
Martin D. Feinstein

/s/  Frederick L. Blackmon                    Executive Vice President, Chief Financial Officer and
---------------------------------------
Frederick L. Blackmon                         Director (Principal Financial Officer and Principal
                                              Accounting Officer)

/s/  DEBRA P. REZABEK                         Director
---------------------------------------
Debra P. Rezabek

/s/  GEORGE VLAISAVLJEVICH                    Director
---------------------------------------
George Vlaisavljevich

                                  EXHIBIT LIST

                                                                                            Sequentially
Exhibit                                                                                     Numbered
Number                              Description                                             Pages
------                              -----------                                             -----
4.1      Form of Group Flexible Premium Modified Guaranteed, Fixed and Variable
         Deferred Annuity Contract

4.2 Form of Certificate to Group Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract and Unisex Rider

4.3      Form of Individual Flexible Premium Modified Guaranteed, Fixed and Variable
         Deferred Annuity Contract

4.10(a)  Form of Optional Enhanced Death Benefit Rider:  Option 1

4.10(b)  Form of Optional Enhanced Death Benefit Rider: Option 2

5.2      Form of Individual Application

9.       Opinion and Consent of Counsel regarding legality